

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-33852

VirnetX Holding Corporation

(Exact name of Registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**77-0390628** *(I.R.S. Employer Identification Number)*
5615 Scotts Valley Drive, Suite 110 **Scotts Valley, California** *(Address of principal executive offices)*	**95066** *(Zip Code)*

(831) 438-8200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common Stock, par value $0.0001 per share	NYSE Amex Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2009, was $44,713,671 based upon the closing price of the common shares of the Registrant on June 30, 2009. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose.

43,670,328 shares of Registrant's Common Stock were outstanding as of March 19, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of this Annual Report on Form 10-K incorporate by reference information from the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2010 Annual Meeting of Stockholders for the year ended December 31, 2009.

VirnetX Holding Corporation

INDEX

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	29
Item 2.	Properties	29
Item 3.	Legal Proceedings	29
Item 4.	Reserved	30

PART II

Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6.	Selected Financial Data	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	41
Item 8.	Financial Statements and Supplementary Data	42
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	62
Item 9A.	Controls and Procedures	62
Item 9B.	Other Information	63

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	63
Item 11.	Executive Compensation	63
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Equity Compensation Plan Information	63
Item 13.	Certain Relationships and Related Transactions, and Director Independence	63
Item 14.	Principal Accountant Fees and Services	63

PART IV

Item 15.	Exhibits and Financial Statement Schedules	63

Statement regarding forward-looking statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our current liquidity, future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" and elsewhere in this Annual Report on Form 10-K. These risks are not exhaustive. Other sections of this Annual Report on Form 10-K include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

As used herein, "we," "us," "our," or the "Company" means VirnetX Holding Corporation and its wholly-owned subsidiaries, including VirnetX, Inc., collectively, on a consolidated basis.

PART I

Item 1. *Business.*

The Company

We are developing and commercializing software and technology solutions for securing real-time communications over the Internet. Our patented GABRIEL Connection Technology™ combines industry standard encryption protocols with our patented techniques for automated domain name system, or DNS, lookup mechanisms, enabling users to create a secure communication link using secure domain names. We also intend to establish the exclusive secure domain name registry in the United States and other key markets around the world. Our software and technology solutions provide the security platform required by next-generation Internet-based applications such as instant messaging, or IM, voice over Internet protocol, or VoIP, mobile services, streaming video, file transfer and remote desktop. Our technology generates secure connections on a "zero-click" or "single-click" basis, significantly simplifying the deployment of secure real-time communication solutions by eliminating the need for end users to enter any encryption information.

Our portfolio of intellectual property is the foundation of our business model. We currently have 12 patents in the United States and eight international patents, as well as several pending U.S. and foreign patent applications. Our patent portfolio is primarily focused on securing real-time communications over the Internet, as well as related services such as the establishment and maintenance of a secure domain name registry. Our software and technology solutions also have additional applications in operating systems and network security. On December 2, 2009, we declared to the 3GPP (3rd Generation Partnership Project) that our U.S. and international patents are or may be essential to Long Term Evolution (LTE) and 4G wireless specifications. We believe that we will hold the majority of 4G essential patents related to Series 33 specifications that define security standards for LTE/4G and are prepared to license the use of our patents for incorporation into 4G related products such as chips, servers, smartphones, laptop computers, etc. Our employees include the core development team behind our patent portfolio, technology and software. This team has worked together for over ten years and is the same team that invented and developed this technology while working at Science Application International Corporation, or SAIC. SAIC is a FORTUNE 500® scientific, engineering, and technology applications company that uses its deep domain knowledge to solve problems of vital importance to the nation and the world, in national security, energy and the environment, critical infrastructure and health. We acquired this patent portfolio in 2006, and it now serves as the foundation of our planned licensing and service offerings. We expect to derive the majority of our revenue from license fees and royalties associated with these patents. We also intend to continue our research and development efforts to further strengthen and expand our patent portfolio, and over time, we plan to leverage this portfolio to develop a product suite that can be sold to enterprise customers and developers.

We intend to license our patents and our GABRIEL Connection Technology™ to original equipment manufacturers, or OEMs, within the IP-telephony, mobility, fixed-mobile convergence and unified communications markets. The leaders in these markets include Alcatel-Lucent, Avaya Inc., Cisco Systems, Inc., Juniper Networks, Inc., LM Ericsson Telephone Company, Motorola, Inc., NEC Corporation, Nokia Corporation, Nortel Networks Corporation, Samsung Electronics Co. Ltd. and Sony Ericsson Mobile Communications AB, among others. On December 9, 2009, we announced the start of beta testing of our GABRIEL Connection Technology™. In this testing we intend to include invited beta users from outside the company. This phase of beta testing is expected to be completed around mid-year 2010.

We also intend to license our patent portfolio, technology and software, including our secure domain name registry service, to communication service providers as well as to system integrators. We believe that the market opportunity for our software and technology solutions is large and expanding. As part of our licensing strategy, in March 2008, we hired ipCapital Group, a leading advisor on licensing technology and intellectual property, to initiate discussions with several major potential licensees. Since its founding in 1998, ipCapital Group has supported the licensing efforts of clients across a variety of technologies and markets, resulting in transactions representing several hundred million dollars of value. On December 23, 2009, we signed a letter of intent with VeriSign, Inc. or VeriSign, under which VirnetX and VeriSign will collaborate to assess and evaluate the technical, market and commercial viability to jointly develop and provide mobile directory services and solutions using secure domain names or "PKI" certificate infrastructure consistent with VirnetX intellectual property. The letter of intent also provided for a "no shop" period until March 23, 2010, during which period the parties have agreed not to solicit or encourage proposals from any other person or entity regarding a similar strategic relationship. On March 24, 2010, we entered into an agreement with VeriSign to extend the binding exclusively period under the letter of intent until June 4, 2010. We continue to have discussions with other prospective customers/partners in our target markets outside the scope of the potential strategic relationship with VeriSign.

Industry Overview

The Internet is increasingly evolving into a rich medium used by individuals and businesses to conduct commerce, share information and engage in real-time communications including email, text messaging, IM, and voice and video calls. This communications experience is richer and more complex than ever before. Session initiation protocol, or SIP, was developed to enable the convergence of voice and data networks and today is the predominant industry standard for establishing multimedia communications over the Internet such as voice, video, instant messaging, presence information and file transfer. SIP, as well as other real-time collaboration protocols such as XMPP, use DNS lookup as its primary means of connecting Internet devices but is an open architecture that remains inherently unsecure.

We believe that accessing a diversity of services from a single device, anytime and anywhere, and the ability to access these same services from a range of devices, are emerging as key market requirements. The portions of the IP-telephony, mobility, fixed-mobile convergence and unified communications markets that could benefit from our software and technology solutions are forecasted by Infonetics to grow total revenues from approximately $59 billion in 2006 to approximately $162 billion by 2011, representing a compound annual growth rate, or CAGR, of approximately 22%. This growing trend represents a significant opportunity for VirnetX to license its patent portfolio, technology and software, and establish its secure domain name registry.

IP Telephony

IP telephony includes technologies that use Internet Protocol's packet-switched connections to exchange voice, fax, and other forms of information traditionally carried over the dedicated circuit-switched connections of the public switched telephone network, or PSTN. The adoption of IP telephony has helped businesses significantly lower network operating costs by using a common network for voice and data. As the workforce becomes increasingly dispersed, mobile features enabled by Internet protocol-based communications such as presence, unified messaging, peer-to-peer applications, find me/follow me, white-boarding and document sharing have become more commonplace. However, the development of the related security infrastructure has lagged behind, leaving next-generation networks vulnerable to a multitude of threats including man-in-middle, eavesdropping, domain hijacking, distributed denial of service, or DDoS, spam over Internet telephony, or SPIT, and spam over instant messaging, or SPIM. These threats continue to highlight the need for securing next-generation networks. As the use of IP telephony systems extends beyond the boundaries of an organization's private network, security is likely to become an even bigger concern. Worldwide revenue from IP telephony products like IP-PBX including IP phones, service provider VoIP and IMS equipment, VoIP gateways and hosted VoIP services for businesses is forecasted by Infonetics to grow from approximately $15 billion in 2006 to approximately $43 billion in 2011, representing a CAGR of approximately 23%. We believe our unique and patented solution provides the robust security platform required for providing on-demand secure communication links between enterprises intending to communicate securely without manually configuring the connections. We believe a standard security solution such as ours will further accelerate the adoption of IP telephony products in the market and allow enterprises to take full advantage of these rich content applications and real-time communications over the Internet, thereby significantly increasing their return on investment.

Statement regarding forward-looking statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our current liquidity, future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" and elsewhere in this Annual Report on Form 10-K. These risks are not exhaustive. Other sections of this Annual Report on Form 10-K include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

As used herein, "we," "us," "our," or the "Company" means VirnetX Holding Corporation and its wholly-owned subsidiaries, including VirnetX, Inc., collectively, on a consolidated basis.

PART I

Item 1. ***Business.***

The Company

We are developing and commercializing software and technology solutions for securing real-time communications over the Internet. Our patented GABRIEL Connection Technology™ combines industry standard encryption protocols with our patented techniques for automated domain name system, or DNS, lookup mechanisms, enabling users to create a secure communication link using secure domain names. We also intend to establish the exclusive secure domain name registry in the United States and other key markets around the world. Our software and technology solutions provide the security platform required by next-generation Internet-based applications such as instant messaging, or IM, voice over Internet protocol, or VoIP, mobile services, streaming video, file transfer and remote desktop. Our technology generates secure connections on a "zero-click" or "single-click" basis, significantly simplifying the deployment of secure real-time communication solutions by eliminating the need for end users to enter any encryption information.

Our portfolio of intellectual property is the foundation of our business model. We currently have 12 patents in the United States and eight international patents, as well as several pending U.S. and foreign patent applications. Our patent portfolio is primarily focused on securing real-time communications over the Internet, as well as related services such as the establishment and maintenance of a secure domain name registry. Our software and technology solutions also have additional applications in operating systems and network security. On December 2, 2009, we declared to the 3GPP (3rd Generation Partnership Project) that our U.S. and international patents are or may be essential to Long Term Evolution (LTE) and 4G wireless specifications. We believe that we will hold the majority of 4G essential patents related to Series 33 specifications that define security standards for LTE/4G and are prepared to license the use of our patents for incorporation into 4G related products such as chips, servers, smartphones, laptop computers, etc. Our employees include the core development team behind our patent portfolio, technology and software. This team has worked together for over ten years and is the same team that invented and developed this technology while working at Science Application International Corporation, or SAIC. SAIC is a FORTUNE 500® scientific, engineering, and technology applications company that uses its deep domain knowledge to solve problems of vital importance to the nation and the world, in national security, energy and the environment, critical infrastructure and health. We acquired this patent portfolio in 2006, and it now serves as the foundation of our planned licensing and service offerings. We expect to derive the majority of our revenue from license fees and royalties associated with these patents. We also intend to continue our research and development efforts to further strengthen and expand our patent portfolio, and over time, we plan to leverage this portfolio to develop a product suite that can be sold to enterprise customers and developers.

The idea behind unified communications is to organize the array of communication methodologies, integrating the various fragmented ways individuals communicate today into a single communications experience, ultimately increasing utility and productivity. The basic components comprising unified communications include: a directory for storing addresses, various modes of communication with each user/contact (desk phone, mobile phone, IM, etc.), message storage for all messages regardless of communication method and secure presence of a user's status for each mode of communication (available, away, busy, etc.). Worldwide unified communications market generated approximately $377 million in revenue in 2006 and is forecasted to grow rapidly over the next few years generating approximately $813 million in revenue in 2011, representing a CAGR of approximately 17%. We believe the growth in unified communication products may not reach its full potential due to the lack of transparent and seamless security as users hesitate to place their presence information online for all to see and as organizations block access due to the lack of credentials verified by a neutral third party. Our solutions help address these concerns and should enable significant growth in the unified communications market.

Our Solutions

Our software and technology solutions, including our secure domain name registry, our patents and our GABRIEL Connection Technology™ are designed to secure all types of real-time communications over the Internet. Our technology uses industry standard encryption methods with our patented DNS lookup mechanisms to create a secure communication link between users intending to communicate in real time over the Internet. Our technology can be built into network infrastructure, operating systems or silicon chips developed for a communication or computing device to secure real-time communications over the Internet between any number of devices. Our technology automatically encrypts data allowing organizations and individuals to establish communities of secure, registered users and transmit information between multiple devices, networks and operating systems. These secure network communities, which we call secure private domains, or SPDs, are designed to be fully-customizable and support rich content applications such as IM, VoIP, mobile services, streaming video, file transfer and remote desktop in a completely secure environment. Our approach is a unique and patented solution that provides the robust security platform required by these rich content applications and real-time communications over the Internet. The key benefits and features of our technology include the following:

- **Automatic and seamless to the user**. After a one-time registration, users connect securely on a "zero-click" or "single-click" basis.
- **Secure data communications**. Users create secure networks with people they trust and communicate over a secure channel.
- **Control of data at all times**. Users can secure and customize their unified communication and collaboration applications such as file sharing and remote desktop with policy-based access and secure presence information.
- **Authenticated users**. Users know they are communicating with authenticated users with secure domain names.
- **Application-agnostic technology**. Our solution provides security at the IP layer of the network by using patented DNS lookup mechanisms to make connections between secure domain names, thereby obviating the need to provide application specific security.

Competitive Strengths

We believe the following competitive strengths will enable our success in the marketplace:

- **Unique patented technology**. We are focused on developing innovative technology for securing real-time communications over the Internet, and establishing the exclusive secure domain name registry in the United States and other key markets around the world. Our unique solutions combine industry standard encryption methods and communication protocols with our patented techniques for automated DNS lookup mechanisms. Our technology and patented approach enables users to create a secure communication link by generating secure domain names. We have a strong portfolio comprised of 12 patents in the United States and eight international patents, as well as several pending U.S. and foreign patent applications. Our portfolio includes patents and pending patent applications in the United States and other key markets that support our secure domain name registry service for the Internet.

- **Scalable licensing business model**. Our intellectual property portfolio is the foundation of our business model. We are actively engaged in commercializing our intellectual property portfolio by pursuing licensing agreements with OEMs, service providers and system integrators within the IP-telephony, mobility, fixed-mobile convergence and unified communications end-markets. We have engaged ipCapital Group to accelerate our patent and technology licensing program with customers and to expand the depth of our intellectual property portfolio, and we are actively pursuing our first licensing agreements. We believe that our licensing business model is highly scalable and has the potential to generate strong margins once we achieve significant revenue growth.

- **Highly experienced research and development team**. Our research and development team is comprised of nationally recognized network security and encryption technology scientists and experts that have worked together as a team for over ten years and, collectively, have over 120 years of experience in the field. During their careers, this team has developed several cutting-edge technologies for U.S. national defense, intelligence and civilian agencies, many of which remain critical to our national security today. Prior to joining VirnetX, our team worked for SAIC during which time they invented the technology that is the foundation of our patent portfolio, technology, and software. Based on the collective knowledge and experience of our development team, we believe that we have one of the most experienced and sophisticated groups of security experts researching vulnerability and threats to real-time communication over the Internet and developing solutions to mitigate these problems.

Our Strategy

Our strategy is to become the market leader in securing real-time communications over the Internet and to establish our GABRIEL Communications Technology™ as the industry standard security platform. Key elements of our strategy are to:

- Implement a patent and technology licensing program to commercialize our intellectual property, including our GABRIEL Connection Technology™.

- Establish VirnetX as the exclusive universal registry of secure domain names and to enable our customers to act as registrars for their users and broker secure communication between users on different registries.

- Leverage our existing patent portfolio and technology to develop a suite of products that can be sold directly to end-user enterprises.

In furtherance of our strategy, in March 2008, we engaged ipCapital Group to help us support and grow our licensing business. The ipCapital Group is a leading advisor on licensing technology and intellectual property. Through our alliance with ipCapital Group, we are actively engaged in discussions with several potential customers in our target markets. ipCapital Group is led by John Cronin. Prior to founding ipCapital Group, Mr. Cronin was a distinguished inventor at IBM for 17 years where he patented 100 inventions, published over 150 technical papers, received IBM's "Most Distinguished Inventor Award," and was recognized as IBM's "Top Inventor." As a member of the senior technical staff and the prestigious IBM Academy, Mr. Cronin led an intellectual asset team that spearheaded efforts to produce and manage the development of intellectual property at IBM. Eventually known as "The IBM Patent Factory," this select group supported the division that increased IBM's annual licensing revenue from $30 million in 1992 to more than $1 billion in 1997 when Mr. Cronin left IBM. Since its founding in 1998, ipCapital Group has supported the licensing efforts of clients across a variety of technologies and markets, resulting in transactions representing several hundred million dollars of value.

On December 2, 2009, we declared to the 3GPP (3rd Generation Partnership Project) that our U.S. and international patents are or may be essential to Long Term Evolution (LTE) and 4G wireless specifications. We believe that we will hold the majority of 4G essential patents related to Series 33 specifications that define security standards for LTE/4G and are prepared to license the use of our patents for incorporation into 4G related products such as chips, servers, smartphones, laptop computers and similar products.

License and Service Offerings

We plan to offer a diversified portfolio of license and service offerings focused on securing real-time communications over the Internet, including:

- **VirnetX patent licensing**: Customers who want to develop their own implementation of the VirnetX code module for supporting secure domain names, or who want to use their own techniques that are covered by our patent portfolio for establishing secure communication links, will purchase a patent license. The number of patents licensed, and therefore the cost of the patent license to the customer, will depend upon which of the patents are used in a particular product or service. These licenses will typically include an initial license fee, as well as an ongoing royalty.

- **GABRIEL Connection Technology™ Software Development Kit, or SDK**: OEM customers who want to adopt the GABRIEL Connection Technology™ as their solution for establishing secure connections using secure domain names within their products will purchase an SDK license. The software development kit consists of object libraries, sample code, testing and quality assurance tools and the supporting documentation necessary for a customer to implement our technology. These tools are comprised of software for a secure domain name connection test server, a relay test server and a registration test server. Customers will pay an up-front license fee to purchase an SDK license and a royalty fee for every product shipped with the embedded VirnetX code module.

- **Secure domain name registrar service**: Customers, including service providers, telecommunication companies, ISPs, system integrators and OEMs will purchase a license to our secure domain name registrar service. We provide the software suite and technology support to enable such customers to provision devices with secure domain names and facilitate secure connections between registered devices. This suite includes the following server software modules:

- **Registrar server software**: Will enable customers to operate as a secure domain name registrar that provisions devices with secure domain names. The registrar server software provides an interface for our customers to register new virtual private domains and sub-domain names. This server module must be enrolled with the VirnetX secure domain name master registry to obtain its credentials before functioning as an authorized registrar.

- **Connection server software**: Will allow customers to provide connection services to enrolled devices. The connection services include registration of presence information for authenticated users and devices, presence information query request services, enforcement of policies and support for communication with peers behind firewalls.

- **Relay server software**: Will allow customers to dynamically maintain connections and relay data to private IP addresses for network devices that reside behind firewalls. Secure domain name registrar service customers will enter into a technology licensing and revenue sharing agreement with VirnetX whereby we will typically receive an up-front licensing fee for the secure domain name registrar technology, as well as ongoing annual royalties for each secure domain name issued by the customer.

- **Secure domain name master registry and connection service**: As part of enabling the secure domain name registrar service, we will maintain and manage the secure domain name master registry. This service will enroll all secure domain name registrar customers and generate the credentials required to function as an authorized registrar. It also provides connection services and universal name resolution, presence information and secure connections between authorized devices with secure domain names.

- **Technical support services**: We intend to provide high-quality technical support services to licensees and customers for the rapid customization and deployment of GABRIEL Connection Technology™ in an individual customer's products and services.

Our research and development team was the team responsible for inventing the patents that form the foundation of the technology we intend to license to OEMs and service providers globally. This team has worked together for over ten years and, collectively, has over 120 years of experience in engineering and technology. We intend to leverage this experience and continue investing in research and development and, over time, expect to strengthen and expand our patent portfolio, technology, and software. While we are currently focused on securing real-time communications over the Internet and establishing the first and only secure domain name registry, we believe our existing and future intellectual property portfolio will extend to additional areas including, among others, network security and operating systems for fixed and mobile devices. On December 9, 2009, we announced the start of beta testing of our GABRIEL Connection Technology™. In this testing we intend to include invited beta users from outside the company. This phase of beta testing is expected to last approximately 6 months.

Customers

We are currently focused on commercializing our technology and are actively pursuing our first licensing agreements. We intend to license our patents and our GABRIEL Connection Technology™ to original equipment manufacturers, or OEMs, within the IP-telephony, mobility, fixed-mobile convergence and unified communications markets. Notify Technology Corporation (OTC BB:NTFY), a San Jose (Calif.) based, 70 person, technology company offering wireless products and services has agreed to join our beta testing program.

We also intend to license our patent portfolio, technology and software, including our secure domain name registry service, to communication service providers as well as to system integrators. We are in the process of assessing and evaluating the technical, market and commercial viability of jointly developing and providing the mobile directory services and solutions using secure domain names and PKI certificate infrastructure with VeriSign, Inc.

Marketing and Sales

We plan to employ a leveraged, partner-oriented, marketing strategy for our patent and technology licensing program. The marketing strategy for our patent and technology licensing program will primarily be focused on OEMs. We have engaged ipCapital Group to accelerate our patent and technology licensing program with these customers and are actively pursuing our first licensing agreements.

We plan to directly market our domain name registry services to our service provider and system integrator customers. On December 23, 2009, we signed a letter of intent with VeriSign, Inc., under which VirnetX and VeriSign will collaborate to assess and evaluate the technical, market and commercial viability to jointly develop and provide mobile directory services and solutions using secure domain names and PKI certificate infrastructure consistent with VirnetX intellectual property. The letter of intent also provided for a "no shop" period until March 23, 2010, during which period the parties have agreed not to solicit or encourage proposals from any other person or entity regarding a strategic relationship. On March 24, 2010, we entered into an agreement with VeriSign to extend the binding exclusively period under the letter of intent until June 4, 2010. ipCapital Group is also focused on building our marketing efforts with these potential customers. Additionally, we hope to leverage our relationship with SAIC to extend our offering to departments and agencies within the federal government. SAIC is a FORTUNE 500® scientific, engineering, and technology applications company that uses its deep domain knowledge to solve problems of vital importance to the nation and the world, in national security, energy and the environment, critical infrastructure, and health.

Once we begin generating revenue, we intend to build a sales force that will be responsible for managing accounts and pursuing licensing and sales opportunities with new customers.

Competition

We believe our technology and solutions will compete primarily against various proprietary security solutions. We group these solutions into three main categories:

- Proprietary or home-grown application specific security solutions have been developed by vendors and integrated directly into their products for our target markets including IP-telephony, mobility, fixed-mobile convergence, and unified communications. These proprietary solutions have been developed due to the lack of standardized approaches to securing real-time communications. This approach has led to corporate networks that are isolated and, as a result, restrict enterprises to using these next-generation networks within the boundaries of their private network. These solutions generally do not provide security for communications over the Internet or require network administrators to manually exchange keys and other security parameters with each destination network outside their corporate network boundary. The cost-savings and other benefits of IP-based real-time communications are significantly limited by this approach to securing real-time communications.

- A session border controller, or SBC, is a device used in networks to exert control over the signaling and media streams involved in establishing, conducting and terminating VoIP calls. A traditional firewall or network address translation, or NAT, device typically block information like endpoint IP addresses and port numbers required by signaling protocols, such as SIP and XMPP, to reach and communicate with their intended destination. SBCs are used in physical networks to address these limitations and enable real-time session traffic to cross the boundaries created by firewalls and other NAT devices and enable VoIP calls to be established successfully. However, SBCs must decrypt and analyze every single data packet for the information to be transmitted successfully, thereby preventing end-to-end encryption. This network design results in SBCs becoming a single point of congestion on the network, as well as a single point of failure. SBCs are also limited to the physical network they secure.

- SIP firewalls, or SIP-aware firewalls, and application layer gateways, manage and protect the traffic, flow and quality of VoIP and other SIP-related communications. They perform real-time network address translation, dynamic firewall functions, support multiple signaling protocols, and media functionality, allowing secure interconnection and the flow of IP media streams across multiple networks. While SIP firewalls assist in analyzing SIP traffic transmitted over the corporate network to filter out various threats, they do not necessarily encrypt the traffic. As a result, this traffic is not entirely secure from end-to-end nor is it protected against threats like man-in-middle and eavesdropping.

Intellectual Property and Patent Rights

Our intellectual property is primarily comprised of trade secrets, patented know-how, issued and pending patents and technological innovation.

We have a strong portfolio comprised of 12 patents in the United States and eight international patents, as well as several pending U.S. and foreign patent applications. Our patent portfolio is primarily focused on securing real-time communications over the Internet, as well as related services such as the establishment and maintenance of a secure domain name registry. Our software and technology solutions also have additional applications in operating systems and network security.

We have included a list of our U.S. patents below. Each patent below is publicly accessible on the Internet website of the U.S. Patent and Trademark Office at www.uspto.gov. The various terms of our issued U.S. and foreign patents will expire during the period from 2019 to 2024.

U.S. Patent Number Link to Patent	Title of Patent
6,502,135	Agile network protocol for secure communications with assured system availability
6,618,761	Agile network protocol for secure communications with assured system availability
6,826,616	Method for establishing secure communication link between computers of virtual private network
6,834,310	Preventing packet flooding of a computer on a computer network
6,839,759	Method for establishing secure communication link between computers of virtual private network without user entering any cryptographic information
6,907,473	Agile network protocol for secure communications with assured system availability
7,010,604	Agile network protocol for secure communications with assured system availability
7,133,930	Agile network protocol for secure communications with assured system availability
7,188,180	Method for establishing secure communication link between computers of virtual private network
7,209,479	Third party VPN certification
7,418,504	Agile network protocol for secure communications using secure domain names
7,490,151	Establishment of a secure communication link based on a domain name service (DNS) request

Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, the information set forth on the United States Patent and Trademark Office, or the USPTO Website, shall not be deemed to be a part of or incorporated by reference into any such filings. The Company does not warrant the accuracy, or completeness or adequacy of the USPTO Website, and expressly disclaims liability for errors or omissions on such website.

Assignment of Patents

Most of our issued patents were originally acquired from SAIC pursuant to an assignment agreement by and between VirnetX and SAIC dated December 21, 2006, and a patent license and assignment agreement by and between VirnetX and SAIC dated August 12, 2005, as amended on November 2, 2006, including documents prepared pursuant to the November amendment, and as further amended on March 12, 2008. VirnetX recorded the assignment from SAIC with the U.S. Patent and Trademark Office on December 21, 2006.

Key terms of these agreements are as follows:

- **Patent assignment**. SAIC unconditionally and irrevocably conveyed, transferred, assigned and quitclaimed all its right, title and interest in and to the patents and patent applications, as specifically set forth on Exhibit A to the assignment document recorded with the U.S. Patent and Trademark Office, including, without limitation, the right to sue for past infringement.

- **License to SAIC outside the field of use.** On November 2, 2006, we granted to SAIC an exclusive, royalty free, fully paid, perpetual, worldwide, irrevocable, sublicensable and transferable right and license permitting SAIC and its assignees to make, have made, import, use, offer for sale, and sell products and services covered by, and to make improvements to, the patents and patent applications we acquired from SAIC, solely outside our field of use. We have, and retain, all right, title and interest to all our patents within our field of use. Our field of use is defined as the field of secure communications in the following areas: virtual private networks, or VPNs; secure VoIP; electronic mail, or e-mail; video conferencing; communications logging; dynamic uniform resource locators, or URLs; denial of service; prevention of functional intrusions; IP hopping; voice messaging and unified messaging; live voice and IP PBXs; voice web video conferencing and collaboration; IM; minimized impact of viruses; and secure session initiation protocol or SIP. Our field of use is not limited by any predefined transport mode or medium of communication (for example, wire, fiber, wireless, or mixed medium). On March 12, 2008, SAIC relinquished the November 2, 2006, exclusive grant back license outside our field of use, as well as any right to obtain such exclusive license in the future. Effective March 12, 2008, we granted to SAIC a non-exclusive, royalty free, fully paid, perpetual, worldwide, irrevocable, sublicensable and transferable right and license permitting SAIC and its assignees to make, have made, import, use, offer for sale, and sell products and services covered by, and to make improvements to, the patents and patent applications we acquired from SAIC, solely outside our field of use.

- **Compensation obligations.** As consideration for the assignment of the patents and for the rights we obtained from SAIC as a result of the March 12, 2008 amendment, we are required to make payments to SAIC based on the revenue generated from our ownership or use of the patents assigned to us by SAIC.

    - Our compensation obligation includes payment of royalties, in an amount equal to (a) 15% of all gross revenues generated by us in our field of use less (1) trade, quantity and cash discounts allowed, (2) commercially reasonable commissions, discounts, refunds, rebates, chargebacks, retroactive price adjustments and other allowances which effectively reduce the net selling price, and which are based on arms length terms and are customary and standard in VirnetX's industry, and (3) actual product returns and allowances; (b) 15% of all non-license gross revenues generated by us outside our field of use less (1) trade, quantity and cash discounts allowed, (2) commercially reasonable commissions, discounts, refunds, rebates, chargebacks, retroactive price adjustments and other allowances which effectively reduce the net selling price, and which are based on arms length terms and are customary and standard in VirnetX's industry, and (3) actual product returns and allowances; and (c) 50% of all license revenues generated by us outside our field of use less (1) trade, quantity and cash discounts allowed, (2) commercially reasonable commissions, discounts, refunds, rebates, chargebacks, retroactive price adjustments and other allowances which effectively reduce the net selling price, and which are based on arms length terms and are customary and standard in VirnetX's industry, and (3) actual product returns and allowances.

- Royalty payments are calculated based on each quarter and payment is due within 30 days following the end of each quarter.

- Beginning 18 months after January 1, 2007, we must make a minimum guaranteed annual royalty payment of $50,000.

- The maximum cumulative royalty paid in respect to our revenue-generating activities in our field of use shall be no more than $35 million.

- In addition to the royalties, in the circumstances and subject to the limitations specified in the November amendment, SAIC shall be entitled to receive 10% of any proceeds, revenues, monies or any other form of consideration paid for the acquisition of VirnetX by Microsoft or any other party alleged to be infringing the patents or patent applications we acquired from SAIC, up to a maximum amount of $35 million. Any such payments to SAIC shall be credited against the $35 million maximum cumulative royalty payable with respect to our revenue-generating activities in our field of use.

- In the event that VirnetX receives any proceeds, recovery or other form of compensation (other than acquisition proceeds) as a result of any action or proceeding brought by VirnetX against Microsoft or certain other alleged infringing companies to resolve a claim of infringement or enforcement relating to the patents and patent applications we acquired from SAIC, or as a result of negotiations with such entities, as further consideration for the assignment of the patents, in lieu of any amounts otherwise owing to SAIC we must pay to SAIC 35% of the excess of such proceeds over all costs incurred in connection with any such litigation, without a cap. Any payment to SAIC of amounts with respect to such proceeds shall be credited against the $35 million maximum cumulative royalty payable with respect to our revenue-generating activities in our field of use.

- In the event that VirnetX receives any proceeds, recovery or other form of compensation as a result of any action or proceeding brought by VirnetX against parties other than Microsoft and certain other alleged infringing companies, with respect to which VirnetX is required to notify SAIC of infringement under the terms of the November amendment to resolve a claim of infringement or enforcement relating to the patents and patent applications we acquired from SAIC, or as a result of negotiations with such entities (other than acquisition proceeds) as further consideration for the assignment of the patents, in lieu of any amounts otherwise owing to SAIC we must pay to SAIC 25% of the excess of such proceeds over all costs incurred in connection with any such litigation, without a cap. Any payment to SAIC of amounts with respect to such proceeds shall be credited against the $35 million maximum cumulative royalty payable with respect to our revenue-generating activities in our field of use.

- **Reversion to SAIC upon breach or default**. We must convey, transfer, assign and quitclaim to SAIC all of our right, title and interest in and to the patents or patent applications we acquired from SAIC, upon the first occurrence of the following reversion events:

- our failure to pay SAIC an aggregate cumulative amount of at least $7.5 million within seven years after January 1, 2007;

- our failure to pay the $50,000 minimum annual royalty that has not been cured within 90 days after our receipt of written notice of such failure; or

- for the period prior to the date of our full payment of the $35 million maximum cumulative royalty, any termination of the August 2005 agreement with SAIC, as amended.

If a reversion event occurs due to our failure to pay SAIC an aggregate cumulative amount of at least $7.5 million within seven years after January 1, 2007, then we will receive from SAIC a non-exclusive license to the reverting patents in our field of use.

- **Rights to bring and control actions for infringement and enforcement**. In addition to the exclusive right to bring and control any action or proceeding with respect to infringement or enforcement of our patents, and to collect damages and fees for past, present and future infringement, both in and outside of our field of use, we also have the first right to negotiate with or bring a lawsuit against any and all third parties for purposes of enforcing our patents, regardless of the field of use.

- **Security agreement**. We granted SAIC a security interest in some of our intellectual property, including the patents and patent applications we obtained from SAIC, to secure our payment obligations to SAIC described above.

Government Regulation

The laws governing online secure communications remain largely unsettled, even in areas where there has been legislative action. It may take years to determine whether and how existing laws governing intellectual property, privacy and libel apply to online media. Such legislation may interfere with the growth in use of online secure communications and decrease the acceptance of online secure communications as a viable solution, which could adversely affect our business.

Due to the Internet's popularity and increasing use, new laws regulating secure communications may be adopted. These laws and regulations may cover, among other things, issues relating to privacy, pricing, taxation, telecommunications over the Internet, content, copyrights, distribution and quality of products and services. We intend to comply with all new laws and regulations as they are adopted.

The U.S. government has controlled the authoritative domain name system, or DNS, root server since the inception of the Internet. On July 1, 1997, the President of the United States directed the U.S. Secretary of Commerce to privatize the management of the domain name system in a manner that increases competition and facilitates international participation in its management.

On September 29, 2006, the U.S. Department of Commerce extended its delegation of authority by entering into a new agreement with the Internet Corporation for Assigned Names and Numbers, or ICANN, a California non-profit corporation headquartered in Marina Del Rey, California. ICANN is responsible for managing the accreditation of registry providers and registrars that manage the assignment of top level domain names associated with the authoritative DNS root directory. Although it is possible to create and manage other DNS root directories privately without accreditation from ICANN, the possibility of conflicting name and number assignments makes it less likely that users would widely adopt a top level domain name associated with an alternative DNS root directory provided by a non-ICANN-accredited registry service.

On June 26, 2008, ICANN announced that it will be relaxing its prior position and will begin to issue generic top level domain names, or gTLDs, more broadly than it had previously. ICANN expects to begin to take applications for gTLDs in April or May of 2009 with an application fee of $100,000 or more per application. ICANN expects the first of these customized gTLDs to be issued in the fourth quarter of 2009.

We are currently evaluating whether we will apply to become an ICANN-accredited registry provider with respect to one or more customized gTLDs, or create our own alternative DNS root directory to manage the assignment of non-standard secure domain names. We have not yet begun discussions with ICANN and we cannot assure you that we will be successful in obtaining ICANN accreditation for our registry service on terms acceptable to us or at all. Whether or not we obtain accreditation from ICANN, we will be subject to the ongoing risks arising out of the delegation of the U.S. government's responsibilities for the domain name system to the U.S. Department of Commerce and ICANN and the evolving government regulatory environment with respect to domain name registry services.

Employees

As of December 31, 2009, we had 12 full-time employees.

Corporate Overview and History

PASW, Inc. was incorporated in the State of California in November 1992. PASW, Inc. reincorporated in the State of Delaware in March 2007. From inception until January 2003, PASW, Inc. was engaged in the business of developing and licensing software that enabled Internet and web based communications. In January 2003, PASW, Inc. sold all of its operating assets and became a publicly traded company with limited operations.

VirnetX, Inc., which we refer to throughout this Annual Report on Form 10-K as VirnetX, was incorporated in the State of Delaware in August 2005. In November 2006, VirnetX acquired certain patents from SAIC. In July 2007, we effected a reverse merger between PASW, Inc. and VirnetX, which became our principal operating subsidiary. As a result of this merger, the former security holders of VirnetX came to own a majority of our outstanding common stock. On October 29, 2007, we changed our name from PASW, Inc. to VirnetX Holding Corporation.

Available Information

We file or furnish various reports, such as registration statements, periodic and current reports, proxy statements and other materials with the SEC. Our Internet website address is www.virnetx.com. You may obtain, free of charge on our Internet website, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information we post is intended for reference purposes only; none of the information posted on our website is part of this report or incorporated by reference herein.

In addition to the materials that are posted on our website, you may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and other information statements, and other information regarding issuers, including us, that file electronically with the SEC. The Internet address of the SEC's Internet site is http://www.sec.gov.

Item 1A. ***Risk Factors.***

You should carefully consider the following material risks in addition to the other information set forth in Annual Report on Form 10-K before making any investment in the offered securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of these risk factors occurs, you could lose substantial value or your entire investment in the offered securities.

Risks Related To Existing and Future Litigation

Our litigation against Microsoft is ongoing, and we expect such litigation and the appeals process to be time-consuming and costly, which may adversely affect our financial condition and our ability to operate our business.

We have initiated two lawsuits against Microsoft: one in February 2007 and one in March 2010. On February 15, 2007, we initiated a lawsuit by filing a complaint against Microsoft in the United States District Court for the Eastern District of Texas, Tyler Division, pursuant to which we allege that Microsoft infringes two of our patents regarding the creation of virtual private networks, or VPNs. We seek damages and injunctive relief. On April 5, 2007, we filed an amended complaint, pursuant to which we allege that Microsoft infringes a third patent. We subsequently removed one of our patents from the case. On March 16, 2010, the jury awarded us a $105,750,000 verdict against Microsoft for infringing two of our patents. The jury also found that Microsoft's patent infringement was willful. We will request injunctive relief at a later date. We expect Microsoft to appeal this decision and we will vigorously defend our rights in any appeal, but we cannot assure you that the litigation will result in a final outcome that is favorable to our company or our stockholders.

On March 17, 2010, we filed a new complaint against Microsoft alleging that Microsoft's Windows 7 and Windows Server 2008 R2 software products infringe two of our patents. We refer to the February 2007 and March 2010 lawsuits collectively in this Annual Report on Form 10-K as the Microsoft litigation. Similar to the lawsuit we filed against Microsoft in February 2007, we cannot assure you that the March 2010 lawsuit will result in a final outcome that is favorable to our company or our stockholders.

In addition to pursuing the commercialization of our GABRIEL Connection Technology™ and our portfolio of intellectual property, given the scope and importance of the Microsoft litigation to us, we expect to allocate a majority of our existing cash and any proceeds we may receive from the cash exercise of warrants issued in our January 2009 public offering and our September 2009 private placement transaction towards the fees and expenses associated with the Microsoft litigation. Although we have entered into a fixed fee engagement with McKool Smith on June 9, 2009 to act as our lead counsel in connection with the Microsoft lawsuit filed in March 2007, we anticipate that the legal proceedings against Microsoft may continue for several years and may require significant expenditures for legal fees and other expenses. Although we view the McKool Smith fixed fee arrangement as a positive arrangement and one that will help us manage our expenses in connection with the litigation, we anticipate that our legal fees and other expenses associated with this litigation will be material and will negatively impact our financial condition and results of operations. Such impact may result in our inability to continue our business or to pursue other business initiatives not associated with the Microsoft litigation.

The time and effort required of our management to effectively pursue the Microsoft litigation may adversely affect our ability to operate our business, since time spent on matters related to the lawsuit will take away from the time spent on managing and operating our business. Microsoft has counterclaimed for declarations that the two patents are not infringed, are invalid and are unenforceable. If Microsoft's counterclaims are successful on appeal, or if they prevail in the lawsuit filed in March 2010, such outcomes may preclude our ability to commercialize our initial products.

While we believe Microsoft infringes our patents, we can provide no assurance that we will be successful in our lawsuit through appeal.

We believe that Microsoft infringes on certain of our patents, but obtaining and collecting a judgment against Microsoft may be difficult or impossible. Patent litigation is inherently risky and the outcome is uncertain. Microsoft is a large, well-financed company with substantially greater resources than us. We believe that Microsoft will devote a substantial amount of resources in an attempt to prove that either their products do not infringe our patents or that our patents are not valid and are unenforceable. At this time, we cannot predict the final outcome of this litigation.

We are devoting a substantial amount of our financial and management resources to the Microsoft litigation, and if we are unsuccessful in this lawsuit, our financial condition may be adversely affected, and we may not survive.

Currently, we are devoting substantial time, effort and financial resources to the Microsoft litigation. We are a development stage company with no finished product, and, although our business strategy is focused primarily on bringing patented products to market, our business strategy also depends greatly on collecting on our judgment before our financial resources are depleted. In the event we are not successful through appeal and do not subsequently obtain monetary and injunctive relief, we may not have enough financial resources to continue our operations.

The burdens of being a public company may adversely affect our ability to pursue the Microsoft litigation.

As a public company, our management must devote substantial time, attention and financial resources to comply with U.S. securities laws. This may have a material adverse affect on management's ability to effectively pursue the Microsoft litigation as well as our other business initiatives. In addition, our disclosure obligations under U.S. securities laws require us to disclose information publicly that will be available to Microsoft as well as any other future litigation opponents. We may, from time to time, be required to disclose information that will have a material adverse affect on our litigation strategies. This information may enable our litigation opponents to develop effective litigation strategies that are contrary to our interests.

We may commence additional legal proceedings against third parties who we believe are infringing on our intellectual property rights, and if we are forced to litigate to defend our intellectual property rights, or to defend claims by third parties against us relating to intellectual property rights, legal fees and court injunctions could adversely affect our financial condition or end our business.

Disputes regarding the ownership of technologies and intellectual property rights are common and we may have intellectual property infringement claims against other parties in addition to our claims against Microsoft. If we decide to commence actions against any additional parties, doing so may be expensive and time-consuming, which may adversely affect our financial condition and results of operations. Moreover, there can be no assurance that we would be successful in these additional legal proceedings and the existence and outcome of any such litigation could harm our business. In addition, commencing lawsuits may lead to potential counterclaims which may preclude our ability to develop and commercialize our initial products.

Risks Related to Our Business and Our Industry

We are a development stage company with virtually no revenues.

We are a development stage company with a very small amount of revenue and do not expect to generate additional revenues unless and until our patent portfolio, or part of it, is commercialized. We may need to raise additional capital to fund our operations and our litigation against Microsoft and there can be no assurance that we will be successful in doing so on acceptable terms or at all. Our inability to generate sufficient cash flow or raise other funds to meet our expenses, obligations and sustain our operations raises substantial doubt about our ability to continue as a going concern.

We anticipate incurring operating losses and negative cash flows for the foreseeable future resulting in uncertainty of future profitability and limitations on our operations.

We anticipate that we will incur operating losses and negative cash flows in the foreseeable future, and we will accumulate increasing deficits as we increase our expenditures for:

- our Microsoft litigation;
- infrastructure;
- sales and marketing;
- research and development;
- personnel; and
- general business enhancements.

We need to significantly increase our revenue if we are to attain profitability and there is no assurance that we will be able to do so. In the event that we are unable to achieve profitability or raise sufficient funding to cover our losses in the near term, we will be unable to meet our expenses and obligations as they come due, and this raises substantial doubts as to our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our business plan for commercializing our patents and technology is new and unproven, and therefore we can provide no assurance that we will be successful in pursuing it.

We intend to develop products to provide a security platform for real-time communications; however, this is not a defined market. We expect to depend on our intellectual property licensing fees for the majority of our revenues. Our ability to generate licensing fees is highly dependent on mainstream market adoption of real-time communications based on SIP or using DNS lookup protocols as well as customer adoption of our GABRIEL Communication Technology™ and our secure domain name registry. We cannot assure you that customers will adopt our products and services, or that we will succeed in building a profitable business based on our business plan.

If we are not able to adequately protect our patented rights, our operations would be negatively impacted.

Our ability to compete largely depends on the superiority, uniqueness and value of our technology and intellectual property. To protect our intellectual property rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Further, we can give no assurances that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us or that any such assertions or prosecutions will not materially adversely affect our business.

In December 2009, Microsoft submitted a reexamination request to the USPTO to challenge the validity of two of our patents at issue in connection with the Microsoft litigation. In January 2010, the USPTO confirmed the validity of certain claims, while taking "non-final action" on other of Microsoft's claims. We are in the process of responding to the non-final action, and the process is ongoing.

Regardless of whether these or any future claims are valid or can be successfully asserted, defending against such claims could cause us to incur significant costs, could jeopardize or substantially delay a successful outcome in our Microsoft litigation or any future litigation, and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. In addition to challenges against our existing patents, any of the following could also reduce the value of our intellectual property now, or in the future:

- our applications for patents, trademarks and copyrights relating to our business may not be granted and, if granted, may be challenged or invalidated;
- issued trademarks, copyrights, or patents may not provide us with any competitive advantages;
- our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology; or
- our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop.

In addition, we may not be able to effectively protect our intellectual property rights in certain foreign countries where we may do business in the future or from which competitors may operate. While we have numerous pending international patents, obtaining such patents will not necessarily protect our technology or prevent our international competitors from developing similar products or technologies. Our inability to adequately protect our patented rights would have a negative impact on our operations and revenues.

In addition, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Because of the growth of the Internet and Internet related businesses, patent applications are continuously and simultaneously being filed in connection with Internet-related technology. There are a significant number of U.S. and foreign patents and patent applications in our areas of interest, and we believe that there has been, and is likely to continue to be, significant litigation in the industry regarding patent and other intellectual property rights.

We may or may not be able to capitalize on potential market opportunities related to our licensing strategy or our patent portfolio.

Our business strategy calls for us to enter into licensing relationships with the leading companies in our target market in order to reach a larger end-user base than we could reach through direct sales and marketing efforts. We have engaged ipCapital Group to help develop our licensing strategy and to introduce us to five potential strategic licensees of our technology. In connection with this engagement, we agreed to pay ipCapital Group 10% of the royalties of each resulting licensing arrangement, up to an aggregate maximum of $2 million per licensee, or $10 million in the aggregate. There can be no assurance that we will be able to capitalize on the potential market opportunity. Our inability to generate licensing revenues associated with the potential market opportunity could result from a number of factors, including, but not limited to:

- our capital resources may be insufficient;
- our management team may not have sufficient bandwidth to successfully capitalize on all of the opportunities identified by ipCapital Group;

- we may not be successful in entering into licensing relationships with our targeted customers on commercially acceptable terms; and

- the validity of certain claims of certain of our patents underlying our licensing opportunity currently being challenged in our litigation against Microsoft, and by Microsoft, through the USPTO reexamination process.

Our business greatly depends on the growth of IM, VoIP, mobile services, streaming video, file transfer and remote desktop and other next-generation Internet-based applications.

We cannot assure you that next-generation Internet-based applications such as instant messaging, or IM, voice over Internet protocol, or VoIP, mobile services, streaming video, file transfer and remote desktop will continue to gain widespread market acceptance. The Internet may ultimately prove not to be a viable commercial marketplace for such applications for a number of reasons, including:

- unwillingness of consumers to shift to VoIP and use other such next-generation Internet-based applications;

- refusal to purchase security products to secure information transmitted through such applications;

- perception by the licensees of unsecure communication and data transfer;

- lack of concern for privacy by licensees and users;

- limitations on access and ease of use;

- congestion leading to delayed or extended response times;

- inadequate development of Internet infrastructure to keep pace with increased levels of use; and

- increased government regulations.

If the market for IM, VoIP, mobile services, streaming video, file transfer and remote desktop does not grow as anticipated, our business would be adversely affected.

The success of our products that secure IM, VoIP, mobile services, streaming video, file transfer and remote desktop, among other real-time communications applications, depends on the growth in the number of users, which in turn depends on the Internet gaining more widespread acceptance as the basis for these real-time communications applications. These real-time communications applications are still in early stages of market acceptance and we cannot assure you that they will continue to develop a broader audience. For example, potential new users may view VoIP as unattractive relative to traditional telephone services for a number of reasons, including the need to purchase computer headsets or the perception that the price advantage for VoIP is insufficient to justify the perceived inconvenience.

While the use of IM and other next-generation Internet-based applications has grown rapidly in personal and professional use, there can be no assurance that users will pay to secure their use of such applications.

Many services such as Microsoft, Yahoo! and America Online offer IM free of charge. However, security solutions for these services are not free, and OEMs may not want to adopt such security solutions if users of IM do not see the value and do not want to pay for such security solutions. If personal and professional users of IM and other next-generation Internet-based solutions do not want to pay for the security solutions, we will have difficulty marketing and selling our products and technologies.

We expect that we will experience long and unpredictable sales cycles, which may impact our quarterly operating results.

We expect that our sales cycles will be long and unpredictable due to a number of uncertainties such as:

- the need to educate potential customers about our patent rights and our product and service capabilities;
- customers' willingness to invest potentially substantial resources and modify their network infrastructures to take advantage of our products;
- customers' budgetary constraints;
- the timing of customers' budget cycles; and
- delays caused by customers' internal review processes.

We expect that we will be substantially dependent on a concentrated number of customers. If we are unable to establish, maintain or replace our relationships with customers and develop a diversified customer base, our revenues may fluctuate and our growth may be limited.

We expect that for the foreseeable future, a significant portion of our revenues will be generated from a limited number of customers. There can be no guarantee that we will be able to obtain such customers, or if we do so, to sustain our revenue levels from these customers. If we cannot establish, maintain or replace the limited group of customers that we anticipate will generate a substantial majority revenues, or if they do not generate revenues at the levels or at the times that we anticipate, our ability to maintain or grow our revenues will be adversely affected.

If we do not successfully develop our planned products and services in a cost-effective manner to customer demand in the rapidly evolving market for Internet and IP-based communications services, our business may fail.

The market for communications services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. We are currently focused on developing products to provide security solutions for real-time communications. Our future success will depend, in part, on our ability to use new technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis. We may not be able to adapt quickly enough to changing technology, customer requirements and industry standards. If we fail to use new technologies effectively, to develop our technical expertise and new services, or to enhance existing services on a timely basis, either internally or through arrangements with third parties, our product and service offerings may fail to meet customer needs, which would adversely affect our revenues and prospects for growth.

In addition, if we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers, strategic alliances and market share. Sudden changes in user and customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the technology and communications industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability to:

- design, develop, launch and/or license our planned products, services and technologies that address the increasingly sophisticated and varied needs of our prospective customers; and

- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of our planned products and services and other patented technology involves significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively. Updating our technology internally and licensing new technology from third-parties may also require us to incur significant additional expenditures.

If our products do not gain market acceptance, we may not be able to fund future operations.

A number of factors may affect the market acceptance of our planned products or any other products we develop or acquire, including, among others:

- the price of our products relative to other products that seek to secure real-time communication;

- the perception by users of the effectiveness of our products;

- our ability to fund our sales and marketing efforts; and

- the effectiveness of our sales and marketing efforts.

If our products do not gain market acceptance, we may not be able to fund future operations, including the development of new products and/or our sales and marketing efforts for our current products, which inability would have a material adverse effect on our business, financial condition and operating results.

Our products are highly technical and may contain undetected errors, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, may contain errors or defects. In addition, we rely on third parties for software development and technology services, and there may be errors in the development processes used by our third party counterparts that may adversely affect our end products. Despite testing, some errors in our products may only be discovered after a product has been installed and used by customers. Any errors or defects discovered in our products after commercial release could result in failure to achieve market acceptance, loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. The performance of our products could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as on third-party applications and services that utilize our services, which could result in legal claims against us, harming our business. Furthermore, we expect to provide implementation, consulting and other technical services in connection with the implementation and ongoing maintenance of our products, which typically involves working with sophisticated software, computing and communications systems. We expect that our contracts with customers will contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Malfunctions of third-party communications infrastructure, hardware and software exposes us to a variety of risks we cannot control.

In addition, our business will also depend upon the capacity, reliability and security of the infrastructure owned by third parties that we will use to deploy our offerings. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure or whether or not those third parties will upgrade or improve their equipment. We depend on these companies to maintain the operational integrity of our connections. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. Also, to the extent the number of users of networks utilizing our future products suddenly increases, the technology platform and secure hosting services which will be required to accommodate a higher volume of traffic may result in slower response times or service interruptions. System interruptions or increases in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce the appeal of the networks to users. In addition, users depend on real-time communications; outages caused by increased traffic could result in delays and system failures. These types of occurrences could cause users to perceive that our solution does not function properly and could therefore adversely affect our ability to attract and retain licensees, strategic partners and customers.

System failure or interruption or our failure to meet increasing demands on our systems could harm our business.

The success of our license and service offerings will depend on the uninterrupted operation of various systems, secure data centers and other computer and communication networks that we establish. To the extent the number of users of networks utilizing our future products suddenly increases, the technology platform and hosting services which will be required to accommodate a higher volume of traffic may result in slower response times, service interruptions or delays or system failures. Our systems and operations will also be vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;
- damage or interruption caused by fire, earthquake, and other natural disasters;
- computer viruses or software defects; and
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

System interruptions or failures and increases or delays in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce the appeal of the networks to users. These types of occurrences could cause users to perceive that our solution does not function properly and could therefore adversely affect our ability to attract and retain licensees, strategic partners and customers.

Any significant problem with our systems or operations could result in lost revenue, customer dissatisfaction or lawsuits against us. A failure in the operation of our secure domain name registration system could result in the inability of one or more registrars to register and maintain secure domain names for a period of time. A failure in the operation or update of the master directory that we plan to maintain could result in deletion or discontinuation of assigned secure domain names for a period of time. The inability of the registrar systems we establish, including our back office billing and collections infrastructure, and telecommunications systems to meet the demands of an increasing number of secure domain name requests could result in substantial degradation in our customer support service and our ability to process registration requests in a timely manner.

If we experience security breaches, we could be exposed to liability and our reputation and business could suffer.

We will retain certain confidential customer information in our secure data centers and secure domain name registry. It will be critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Our secure domain name registry operations will also depend on our ability to maintain our computer and telecommunications equipment in effective working order and to reasonably protect our systems against interruption, and potentially depend on protection by other registrars in the shared registration system. The secure domain name servers that we will operate will be critical hardware to our registry services operations. Therefore, we expect to have to expend significant time and money to maintain or increase the security of our facilities and infrastructure.

Security technologies are constantly being tested by computer professionals, academics and "hackers." Advances in the techniques for attacking security solutions could make some or all of our products obsolete or unmarketable. Likewise, if any of our products are found to have significant security vulnerabilities, then we may need to dedicate engineering and other resources to eliminate the vulnerabilities and to repair or replace products already sold or licensed to our customers. Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or similar disruptive problems. It is possible that we may have to expend additional financial and other resources to address such problems. Any physical or electronic break-in or other security breach or compromise of the information stored at our secure data centers and domain name registration systems may jeopardize the security of information stored on our premises or in the computer systems and networks of our customers. In such an event, we could face significant liability and customers could be reluctant to use our services. Such an occurrence could also result in adverse publicity and therefore adversely affect the market's perception of the security of electronic commerce and communications over IP networks as well as of the security or reliability of our services.

We may incur significant expenses and damages because of liability claims.

An actual or perceived breach of our security solutions could result in a product liability claim against us. A substantial product liability claim against us could harm our operating results and financial condition. In addition, any actual or perceived breach of our security solution, whether or not caused by the failure of one of our products, could hurt our reputation and cause potential customers to turn to our competitors' products.

Our ability to sell our solutions will be dependent on the quality of our technical support, and our failure to deliver high-quality technical support services could have a material adverse effect on our sales and results of operations.

If we do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues and provide effective ongoing support, or if potential customers perceive that we may not be able achieve to the foregoing, our ability to sell our products would be adversely affected, and our reputation with potential customers could be harmed. In addition, as we expand our operations internationally, our technical support team will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to deliver and maintain high-quality technical support services to our customers could result in customers choosing to use our competitors' products instead of ours in the future.

There has been increased competition for security solutions in the real-time communications industry, as more companies seek to provide products and services similar to our proposed products and services, and because larger and better-financed competitors may affect our ability to operate our business and achieve profitability, our business may fail.

We expect competition for our products and services to be intense. We expect to compete directly against other companies offering similar security products and services that will compete directly with our proposed products and services. We also expect that we will compete against established vendors within the IP-telephony, mobility, fixed-mobile convergence and unified communications markets. These companies may incorporate other competitive technologies into their product offerings, whether developed internally or by third parties. For the foreseeable future, substantially all of our competitors are likely to be larger, better-financed companies that may develop products superior to our proposed products, which could create significant competitive advantages for those companies. Our future success depends on our ability to compete effectively with our competitors. As a result, we may have difficulty competing with larger, established competitor companies. Generally, these competitors have:

- substantially greater financial, technical and marketing resources;
- a larger customer base;
- better name recognition; and
- more expansive product offerings.

These competitors are likely to command a larger market share than us, which may enable them to establish a stronger competitive position, in part, through greater marketing opportunities. Further, our competitors may be able to respond more quickly to new or emerging technologies and changes in user preferences and to devote greater resources to developing and operating networks of affinity websites. These competitors may develop products or services that are comparable or superior. If we fail to address competitive developments quickly and effectively, we may not be able to remain a viable entity.

If we fail to meet our obligations to SAIC, we may lose our rights to key technologies on which our business depends.

Our business depends on our rights to and under the patents we obtained from SAIC. Our agreements with SAIC impose various obligations on us, including payment obligations and minimum royalties that we must pay to SAIC. If SAIC believes that we have failed to meet these obligations, SAIC could seek to limit or reacquire the assigned patent rights, which could lead to costly and time-consuming litigation and, potentially, a loss of our rights in these patents. During the period of any such litigation, our ability to carry out the development and commercialization of potential products could be significantly and negatively affected. The loss or restriction of our rights in our patents would result in our inability to continue our business.

When we attempt to implement our secure domain name registry services business, we may be subject to government and industry regulation and oversight which may impede our ability to achieve our business strategy.

The U.S. government has historically controlled the authoritative domain name system, or DNS, root server since the inception of the Internet. On July 1, 1997, the President of the United States directed the U.S. Secretary of Commerce to privatize the management of the domain name system in a manner that increases competition and facilitates international participation in its management.

On September 29, 2006, the U.S. Department of Commerce extended its delegation of authority by entering into a new agreement with the Internet Corporation for Assigned Names and Numbers, or ICANN, a California non-profit corporation headquartered in Marina Del Rey, California. ICANN is responsible for managing the accreditation of registry providers and registrars that manage the assignment of top level domain names associated with the authoritative DNS root directory. Although other DNS root directories are possible to create and manage privately without accreditation from ICANN, the possibility of conflicting name and number assignments makes it less likely that users would widely adopt a top level domain name associated with an alternative DNS root directory provided by a non-ICANN-accredited registry service.

On June 26, 2008, ICANN announced that it will be relaxing its prior position and will begin to issue generic top level domain names, or gTLDs, more broadly than it had previously. ICANN expects to begin to take applications for gTLDs in April or May of 2009 with an application fee of $100,000 or more per application. ICANN expects the first of these customized gTLDs to be issued in the fourth quarter of 2009.

We are currently evaluating whether we will apply to become an ICANN-accredited registry provider with respect to one or more customized gTLDs, or create our own alternative DNS root directory to manage the assignment of non-standard secure domain names. We have not yet begun discussions with ICANN and we cannot assure you that we will be successful in obtaining ICANN accreditation for our registry service on terms acceptable to us or at all. Whether or not we obtain accreditation from ICANN, we will be subject to the ongoing risks arising out of the delegation of the U.S. government's responsibilities for the domain name system to the U.S. Department of Commerce and ICANN and the evolving government regulatory environment with respect to domain name registry services.

The laws governing online secure communications are largely unsettled, and if we become subject to various government regulations, costs associated with those regulations may materially adversely affect our business.

The current regulatory environment for our services remains unclear. We can give no assurance that our planned product offerings will be in compliance with local, state and/or U.S. federal laws or other laws. Further, we can give no assurance that we will not unintentionally violate such laws or that such laws will not be modified, or that new laws will be enacted in the future which would cause us to be in violation of such laws.

VoIP services are not currently subject to all of the same regulations that apply to traditional telephony. The U.S. Federal Communications Commission has imposed some traditional telephony requirements on VoIP such as disability access requirements and other obligations. It is possible that federal and state legislatures may seek to impose increased fees and administrative burdens on VoIP, data and video providers. Such regulations could result in substantial costs depending on the technical changes required to accommodate the requirements, and any increased costs could erode the pricing advantage over competing forms of communication and adversely affect consumer adoption of VoIP products generally.

The use of the Internet and private IP networks to provide voice, video and other forms of real-time, two-way communications services is a relatively recent development. Although the provisioning of such services is currently permitted by U.S. law and is largely unregulated within the United States, several foreign governments have adopted laws and/or regulations that could restrict or prohibit the provisioning of voice communications services over the Internet or private IP networks. More aggressive domestic or international regulation of the Internet in general, and Internet telephony providers and services specifically, may materially and adversely affect our business, financial condition, operating results and future prospects, particularly if increased numbers of governments impose regulations restricting the use and sale of IP telephony services.

In addition to regulations addressing Internet telephony and broadband services, other regulatory issues relating to the Internet in general could affect our ability to provide our planned security solutions. Congress has adopted legislation that regulates certain aspects of the Internet, including online content, user privacy, taxation, liability for third-party activities and jurisdiction. In addition, a number of initiatives pending in Congress and state legislatures would prohibit or restrict advertising or sale of certain products and services on the Internet, which may have the effect of raising the cost of doing business on the Internet generally.

Telephone carriers have petitioned governmental agencies to enforce regulatory tariffs, which, if granted, would increase the cost of online communication, and such increase in cost may impede the growth of online communication and adversely affect our business.

The growing popularity and use of the Internet has burdened the existing telecommunications infrastructures, and many high traffic areas have begun to experience interruptions in service. As a result, certain local telephone carriers have petitioned governmental agencies to enforce regulatory tariffs on IP telephony traffic that crosses over the traditional telephone networks. If any of these petitions or the relief that they seek is granted, the costs of communicating via online could increase substantially, potentially adversely affecting the growth in the use of online secure communications. Any of these developments could have an adverse effect on our business.

The departure of Kendall Larsen, our Chief Executive Officer and President, and/or other key personnel could compromise our ability to execute our strategic plan and may result in additional severance costs to us.

Our success largely depends on the skills, experience and efforts of our key personnel, including Kendall Larsen, our Chief Executive Officer and President. We have no employment agreements with any of our key executives that prevent them from leaving us at any time. In addition, we do not maintain key person life insurance for any of our officers or key employees. The loss of Mr. Larsen, or our failure to retain other key personnel, would jeopardize our ability to execute our strategic plan and materially harm our business.

We will need to recruit and retain additional qualified personnel to successfully grow our business.

Our future success will depend in part on our ability to attract and retain qualified operations, marketing and sales personnel as well as engineers. Inability to attract and retain such personnel could adversely affect our business. Competition for engineering, sales, marketing and executive personnel is intense, particularly in the technology and Internet sectors and in the regions where our facilities are located. We can provide no assurance that we will attract or retain such personnel.

Growth of internal operations and business may strain our financial resources.

We intend to significantly expand the scope of our operating and financial systems in order to build our business. Our growth rate may place a significant strain on our financial resources for a number of reasons, including, but not limited to, the following:

- the need for continued development of the financial and information management systems;
- the need to manage relationships with future licensees, resellers, distributors and strategic partners;
- the need to hire and retain skilled management, technical and other personnel necessary to support and manage our business; and
- the need to train and manage our employee base.

The addition of new infrastructure services, networks, vertical categories and affinity websites and the attention they demand, on top of the attention demanded by our pending litigation with Microsoft, may also strain our management resources. We cannot give you any assurance that we will adequately address these risks and, if we do not, our ability to successfully expand our business could be adversely affected.

If we expand into international markets, our inexperience outside the United States would increase the risk that our international expansion efforts will not be successful, which would in turn limit our prospects for growth.

We may explore expanding our business to outside the United States. Expansion into international markets requires significant management attention and financial resources. In addition, we may face the following risks associated with any expansion outside the United States:

- challenges caused by distance, language and cultural differences;
- legal, legislative and regulatory restrictions;
- currency exchange rate fluctuations;
- economic instability;
- longer payment cycles in some countries;
- credit risk and higher levels of payment fraud;
- potentially adverse tax consequences; and
- other higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which would in turn harm our business prospects.

We will continue to incur significant costs as a result of being a public company.

As a public company, we will continue to incur significant legal, accounting and other expenses that VirnetX did not incur as a private company. The laws, rules and regulations governing public companies to increase our legal and financial compliance costs and make some activities more time-consuming and costly, and these costs could be material to us.

Failing to maintain the effectiveness of our internal control over financial reporting could cause the cost related to remediation to increase and could cause our stock price to decline.

In the future, our management may identify deficiencies regarding the design and effectiveness of our system of internal control over financial reporting that we engage in pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, as part of our periodic reporting obligations. Such deficiencies could include those arising from turnover of qualified personnel or arising as a result of acquisitions, which we may not be able to remediate in time to meet the continuing reporting deadlines imposed by Section 404 and the costs of which may harm our results of operations. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that our management can conclude on an ongoing basis that we have effective internal controls. We also may not be able to retain an independent registered public accounting firm with sufficient resources to attest to and report on our internal controls in a timely manner. Moreover, our registered public accounting firm may not agree with our management's future assessments and may deem our controls ineffective if we are unable to remediate on a timely basis. If in the future we are unable to assert that we maintain effective internal controls, our investors could lose confidence in the accuracy and completeness of our financial reports which could cause our stock price to decline.

Our ability to sell our solutions will be dependent on the quality of our technical support, and our failure to deliver high-quality technical support services could have a material adverse effect on our sales and results of operations.

If we do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues and provide effective ongoing support, or if potential customers perceive that we may not be able achieve the foregoing, our ability to sell our products would be adversely affected, and our reputation with potential customers could be harmed. In addition, as we expand our operations internationally, our technical support team will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to deliver and maintain high-quality technical support services to our customers could result in customers choosing to use our competitors' products instead of ours in the future.

Risks Related to Our Stock

The exercise of our outstanding warrants may result in a dilution of our current stockholders' voting power and an increase in the number of shares eligible for future resale in the public market which may negatively impact the market price of our stock.

The exercise of some or all of our outstanding warrants could significantly dilute the ownership interests of our existing stockholders. As of December 31, 2009, we had outstanding warrants to purchase an aggregate of 12,271,946 shares of common stock, including (i) the warrant to purchase 300,000 shares of common stock issued to the underwriter of our December 2007 sale of common shares and warrants, (ii) the warrants to purchase 1,235,000 shares of common stock at an exercise price of $2.00 per share issued pursuant to our January 2009 sale of common shares and warrants (which were all exercised and/or expired in March 2010), (iii) the warrants to purchase 1,235,000 shares of common stock at an exercise price of $3.00 per share issued pursuant to our January 2009 sale of common shares and warrants, (iv) the warrants to purchase 1,235,000 shares of common stock at an exercise price of $4.00 per share issued pursuant to our January 2009 sale of common shares and warrants, (v) the warrant to purchase 220,000 shares of common stock at an exercise price of $1.80 per share issued to the underwriter of our January 2009 sale of common shares and warrants, (vi) the warrants to purchase 3,246,959 shares of common stock underlying the Series I Warrants issued pursuant to our September 2009 private placement transaction, (vii) the warrants to purchase up to 2,419,023 shares of common stock underlying the Series II Warrants issued pursuant to our September 2009 private placement transaction (all of which automatically expired unexercised in January 2010), and (viii) the warrants to purchase up to 2,380,942 shares of common stock underlying the Series III Warrants issued pursuant to our September 2009 private placement transaction (all of which were exercised in February 2010). To the extent warrants are exercised, additional shares of common stock will be issued, and such issuance may dilute existing stockholders and increase the number of shares eligible for resale in the public market. Additionally, the issuance of up to 7,553,700 shares of common stock issuable upon exercise of vested stock options and other awards outstanding as of December 31, 2009 pursuant to our incentive plan will further dilute our existing stockholders' voting interest.

In addition to the dilutive effects described above, the exercise of those securities would lead to a potential increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock that would dilute your ownership.

We have financed our operations, and we expect to continue to finance our operations, acquisitions and develop strategic relationships, by issuing equity or convertible debt securities, which could significantly reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of our existing stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our common shares. The holders of any debt securities or instruments we may issue would have rights superior to the rights of our common stockholders.

Trading in our common stock is limited and the price of our common stock may be subject to substantial volatility, particularly in light of the instability in the financial and capital markets.

Our common stock is listed on NYSE Amex, but its daily trading volume has been limited, sporadic and volatile. Over the past year the market price of our common stock has experienced significant fluctuations. Between June 30, 2008 and December 31, 2009, the reported last sale price for our common stock has ranged from $7.06 to $1.06 per share. With such volatility, there can be no assurance that we will remain qualified to be listed on NYSE Amex.

In April 2009, we received a letter from the NYSE Amex stating that, based on the NYSE Amex's review of publicly available information, we were considered to be below the NYSE Amex's continued listing standards. After submitting a plan of compliance to the NYSE Amex and additional evaluation by the Exchange, we were informed in October 2009 that we had resolved the continued listing deficiencies. We cannot assure you that we will not receive additional deficiency letters in the future, or that we will continue to satisfy the continued listing standards in order to remain listed on the Exchange.

If our securities were delisted from trading on NYSE Amex and we are unable to list our securities on another securities exchange, our securities may be able to be listed on the OTC Bulletin Board or the "Pink Sheets," which may adversely affect the liquidity and price of our common stock. In addition, we expect the price of our common stock to continue to be volatile as a result of a number of factors, including, but not limited to, the following:

- developments in our litigation against Microsoft;
- quarterly variations in our operating results;
- large purchases or sales of common stock;
- actual or anticipated announcements of new products or services by us or competitors;
- general conditions in the markets in which we compete; and
- economic and financial conditions.

Because ownership of our common shares is concentrated, you and other investors will have minimal influence on stockholder decisions.

As of December 31, 2009, our executive officers and directors beneficially owned an aggregate of 10,297,935 shares, or approximately 26% of our then outstanding common stock. In addition, a group of stockholders that, as of December 31, 2007, held 4,766,666 shares, or approximately 12% of our then outstanding common stock, have entered into a voting agreement with us that requires them to vote all of their shares of our voting stock in favor of the director nominees approved by our Board of Directors at each director election going forward, and in a manner that is proportional to the votes cast by all other voting shares as to any other matters submitted to the stockholders for a vote. As a result, our existing officers and directors could significantly influence stockholder actions of which you disapprove or that are contrary to your interests. This ability to exercise significant influence could prevent or significantly delay another company from acquiring or merging with us.

Our protective provisions could make it difficult for a third party to successfully acquire us even if you would like to sell your shares to them.

We have a number of protective provisions that could delay, discourage or prevent a third party from acquiring control of us without the approval of our Board of Directors. Our protective provisions include:

- **A staggered Board of Directors**: This means that only one or two directors (since we have a five-person Board of Directors) will be up for election at any given annual meeting. This has the effect of delaying the ability of stockholders to effect a change in control of us since it would take two annual meetings to effectively replace at least three directors which represents a majority of the Board of Directors.
- **Blank check preferred stock**: Our Board of Directors has the authority to establish the rights, preferences and privileges of our 10,000,000 authorized, but unissued, shares of preferred stock. Therefore, this stock may be issued at the discretion of our Board of Directors with preferences over your shares of our common stock in a manner that is materially dilutive to existing stockholders. In addition, blank check preferred stock can be used to create a "poison pill" which is designed to deter a hostile bidder from buying a controlling interest in our stock without the approval of our Board of Directors. We have not adopted such a "poison pill;" but our Board of Directors has the ability to do so in the future, very rapidly and without stockholder approval.

- **Advance notice requirements for director nominations and for new business to be brought up at stockholder meetings**: Stockholders wishing to submit director nominations or raise matters to a vote of the stockholders must provide notice to us within very specific date windows and in very specific form in order to have the matter voted on at a stockholder meeting. This has the effect of giving our Board of Directors and management more time to react to stockholder proposals generally and could also have the effect of disregarding a stockholder proposal or deferring it to a subsequent meeting to the extent such proposal is not raised properly.

- **No stockholder actions by written consent**: No stockholder or group of stockholders may take actions rapidly and without prior notice to our Board of Directors and management or to the minority stockholders. Along with the advance notice requirements described above, this provision also gives our Board of Directors and management more time to react to proposed stockholder actions.

- **Super majority requirement for stockholder amendments to the By-laws**: Stockholder proposals to alter or amend our By-laws or to adopt new By-laws can only be approved by the affirmative vote of at least 66 2/3% of the outstanding shares.

- **Elimination of the ability of stockholders to call a special meeting of the stockholders**: Only the Board of Directors or management can call special meetings of the stockholders. This could mean that stockholders, even those who represent a significant block of our shares, may need to wait for the annual meeting before nominating directors or raising other business proposals to be voted on by the stockholders.

Securities analysts may not cover our common stock and this may have a negative impact on our common stock's market price.

The trading market for our common stock may depend on the research and reports that securities analysts publish about us or our business. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock's market price. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regularly reports on us, we could lose or fail to gain visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our business is subject to risks associated with the ongoing financial crisis and weakening global economy.

The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy impacts our ability to raise needed capital and enter into customer agreements. These slowdowns are expected to worsen if these economic conditions are prolonged or deteriorate further. Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions and identify the risks that may affect our business, financial condition and results of operations. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition, and results of operations may be significantly negatively affected.

We have no current intention of declaring or paying any cash dividends on our common stock.

We do not plan to declare or pay any cash dividends on our common stock. Our current policy is to use all funds and any earnings in the operation and expansion of our business.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Our principal executive offices are located at 5615 Scotts Valley Drive, Suite 110, Scotts Valley, California 95066. We lease this property from a third party for a term that ends in 2012. We have no other properties and believe that our office facility is suitable and appropriately supports our current business needs.

Item 3. ***Legal Proceedings.***

We believe Microsoft Corporation is infringing certain of our patents. Accordingly, we commenced a lawsuit against Microsoft on February 15, 2007, the February 2007 lawsuit, by filing a complaint in the United States District Court of the Eastern District of Texas, Tyler Division. Pursuant to the complaint, we allege that Microsoft infringes two of our U.S. patents: U.S. Patent No. 6,502,135 B1, entitled "Agile Network Protocol for Secure Communications with Assured System Availability," and U.S. Patent No. 6,839,759 B2, entitled "Method for Establishing Secure Communication Link Between Computers of Virtual Private Network Without User Entering Any Cryptographic Information." On April 5, 2007, we filed an amended complaint specifying certain accused products at issue and alleging infringement of a third, recently issued U.S. patent: U.S. Patent No. 7,188,180 B2, entitled "Method for Establishing Secure Communication Link Between Computers of Virtual Private Network." We are seeking both damages and injunctive relief. Microsoft answered the amended complaint and asserted counterclaims against us on May 4, 2007. Microsoft counterclaimed for declarations that our patents are not infringed, are invalid and are unenforceable. Microsoft seeks an award of its attorneys' fees and costs. We filed a reply to Microsoft's counterclaims on May 24, 2007. We have served our infringement contentions directed to certain of Microsoft's operating system and unified messaging and collaboration applications. On March 31, 2008, Microsoft filed a motion to dismiss for lack of standing, which was denied by the court pursuant to an order dated June 3, 2008. Also pursuant to that court decision, on June 10, 2008, SAIC joined us in our lawsuit as a plaintiff. On November 19, 2008, the court granted our motion to amend our infringement contentions, permitting us to provide increased specificity and citations to Microsoft's proprietary documents and source code to support our infringement case against Microsoft's accused products, including, among other things, Windows XP, Vista, Server 2003, Server 2008, Live Communication Server, Office Communication Server and Office Communicator. A Markman hearing on claim construction was conducted on February 17, 2009. We then removed one of our patents from the case. On March 16, 2010, the jury awarded us a $105,750,000 verdict against Microsoft for infringing two of our patents. The jury also found that Microsoft's patent infringement was willful. We will request injunctive relief at a later date. We expect Microsoft to appeal this decision and will vigorously defend our rights in any appeal.

In addition to the February 2007 lawsuit, we filed a new complaint on March 17, 2010, or the March 2010 lawsuit, alleging infringement by Microsoft of U.S. Patent Nos. 6,502,135 and 7,188,180 by Microsoft Windows 7 and Windows Server 2008 R2 software products. We refer to the March 2010 lawsuit and the February 2007 lawsuit collectively as the Microsoft litigation, or the litigation against Microsoft.

Because we have determined that Microsoft's alleged unauthorized use of our patents would cause us severe economic harm and the failure to cause Microsoft to discontinue its use of such patents could result in the termination of our business, we have dedicated a significant portion of our economic resources, to date, to the prosecution of the Microsoft litigation and expect to continue to do so for the foreseeable future.

Although we believe Microsoft infringes certain of our patents and have received a favorable verdict from the jury on March 16, 2010, and we intend to continue to vigorously prosecute the Microsoft litigation, we cannot predict the final outcome of the Microsoft litigation with any degree of reasonable certainty. Additionally, the Microsoft litigation and appeals process will be costly and time-consuming, and we can provide no assurance that we will ultimately collect on any judgment against Microsoft for damages and/or obtain injunctive relief.

In the near term, we will dedicate significant time and resources to the Microsoft litigation. The risks associated with such dedication of time and resources are set forth in the "Risk Factors" section of this Annual Report on Form 10-K.

One or more potential intellectual property infringement claims may also be available to us against certain other companies who have the resources to defend against any such claims. Although we believe these potential claims are worth pursuing, commencing a lawsuit can be expensive and time-consuming, and there is no assurance that we will prevail on such potential claims. In addition, bringing a lawsuit may lead to potential counterclaims which may preclude our ability to commercialize our initial products, which are currently in development.

Currently, we are not a party to any other pending legal proceedings, and are not aware of any proceeding threatened or contemplated against us by any governmental authority or other party.

In addition to the legal proceedings discussed above, in December 2009, Microsoft submitted a reexamination request to the USPTO to challenge the validity of certain claims on certain of our patents at issue in connection with the Microsoft litigation. In January 2010, the USPTO confirmed the validity of certain claims, while taking "non-final action" on other of Microsoft's claims. We are in the process of responding to the non-final action, and the process is ongoing.

Item 4. ***Reserved.***

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock currently trades under the symbol "VHC" on the NYSE Amex Stock Exchange. Before the New York Stock Exchange acquired the American Stock Exchange in 2008, our common stock had traded under the "VHC" symbol on the American Stock Exchange since December 26, 2007. Before then our common stock traded in the over-the-counter market on the Nasdaq OTC Bulletin Board under the symbols "VNXH," and "PASW." Those common stock warrants that we issued in our January 2009 public offering that are still outstanding trade under the symbols "VHCOZ" and "VHCOL" on the OTC Bulletin Board.

The following table shows the price range of our common stock, as reported on the OTC Bulletin Board, the American Stock Exchange or the NYSE Amex Stock Exchange, as applicable, for each quarter ended during the last two fiscal years.

Quarter Ended	High	Low
3/31/08	$ 6.95	$ 4.26
6/30/08	$ 7.06	$ 3.50
9/30/08	$ 4.07	$ 1.26
12/31/08	$ 2.98	$ 0.89
3/31/09	$ 1.49	$ 1.06
6/30/09	$ 1.79	$ 1.10
9/30/09	$ 3.52	$ 1.22
12/31/09	$ 3.90	$ 1.95

The closing price of our common stock on the NYSE Amex Stock Exchange on March 19, 2010 was $5.60 per share.

Holders

As of March 19, 2010, we had 69 stockholders of record.

Dividends

We have not paid any cash dividends on our common stock, and do not anticipate paying cash dividends in the foreseeable future. Our current policy is to retain earnings, if any, to fund operations, and the development and growth of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operation results, capital requirements, applicable contractual restrictions, restrictions in our organizational documents, and any other factors that our Board of Directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

On April 17, 1998, when we operated under the name PASW, Inc., we adopted an equity incentive program. Under this program, we may grant incentive stock options, non-statutory stock options, stock appreciation rights, stock bonuses and rights to acquire restricted stock to employees, directors and consultants (except for incentive stock options which may only be granted to employees). The number of shares of common stock initially reserved for issuance under this program was 150,580 shares post-split. As of December 31, 2009, there were no outstanding options or rights under this program and we do not intend to grant any equity incentives in the future under this plan.

In connection with the merger between VirnetX Holding Corporation and VirnetX, our Board of Directors approved our adoption of the VirnetX 2005 Stock Plan, as amended, to cover grants of stock options and stock purchase rights to our employees and consultants. Our Board of Directors renamed this stock plan the VirnetX Holding Corporation 2007 Stock Plan. The total number of shares of our common stock reserved for issuance under the VirnetX Holding Corporation 2007 Stock Plan is 11,624,469, of which as of December 31, 2009, there were 1,417,229 shares remaining available for future grants. To the extent that any award granted under the 2007 Stock Plan should expire, become unexercisable or is otherwise forfeited, the shares subject to such award will again become available for issuance under the 2007 Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders	5,785,790	2.57	1,417,229
Equity compensation plans not approved by security holders	—		—
Total	5,785,790	2.57	1,417,229

On February 24, 2010 the Compensation Committee approved an additional 315,250 options to the employees of VirnetX Inc. This leaves 1,101,979 shares remaining available for future grants as of February 24, 2010.

Recent Sales of Unregistered Securities

In September 2009, we closed a private placement of 2,380,942 shares of our common stock at a purchase price of $3.17 per share. In addition to shares of common stock, we also issued (i) Series I warrants to purchase an additional 3,246,959 shares of our common stock with an exercise price of $3.93 per share (subject to adjustment and including (x) 627,923 shares of our common stock issuable pursuant to the anti-dilution protections in the Series I Warrants, and (y) 238,094 shares of our common stock issuable to the placement agent of the September 2009 transaction) (the "Series I Warrants"), (ii) Series II warrants to purchase up to an additional 2,419,045 shares of our common stock, subject to adjustment as described below, on an automatic cashless exercise basis with an exercise price of $0.01 per share (the "Series II Warrants") and (iii) Series III warrants to purchase approximately an additional 2,380,942 shares of common stock with an exercise price of $2.52 per share (the "Series III Warrants" and together with the Series I Warrants and the Series II Warrants, the "Warrants"). We filed this registration statement on Form S-1 (File No. 333-162145) to cover the common stock issued and the shares of common stock issuable upon exercise of the Warrants.

The Series I Warrants are rights to purchase an aggregate of approximately 3,246,959 shares of the Company's common stock over a 5-year term at an exercise price equal to 125% of the price per share paid in the private placement (i.e., $3.93 per share), subject to antidilution protection that could reduce the exercise price to 100% of the closing price on September 2, 2009 (i.e., $3.17 per share) if the Company completes other financings while the Series I Warrants are outstanding at a price per share less than the exercise price per share of the Series I Warrants. The Series I Warrants were not exercisable until six months following the closing of the private placement and expire on fifth anniversary of the closing of the private placement. Aside from the antidilution adjustment associated with the exercise price premium, the Series I Warrants are not subject to any further adjustments with respect to the exercise price or number of shares covered. In connection with the September 2009 private placement, we issued one of the Series I Warrants to purchase 238,094 shares of our common stock with an exercise price of $3.93 per share to the placement agent in the private placement. The warrant issued to the placement agent in September 2009 will expire 5 years after issuance.

The Series II Warrants provided the investors pricing protection for the private placement with a floor price of $1.25 per share. In the event the market price of our common stock declined between the closing of the private placement and the earlier of (i) the date the registration statement was declared effective and (ii) the date Rule 144 became available for resale of the Shares (i.e., generally 6 months after the closing of the private placement) (such date that is the earlier of clause (i) and (ii) above is referred to in this registration statement as the "Warrant Exercise Date"), the Series II warrants would be automatically exercised on a cashless exercise basis and a number of additional shares would be issued to the investors who participated in the private placement in order to effectively reduce the per share purchase price paid in the private placement to the greater of (i) 80% of the 15-day volume weighted average trading price per share of the Company's common stock immediately following the Warrant Exercise Date and (ii) $1.25 per share. As such, the greatest number of shares that could be issued pursuant to the Series II Warrants was approximately 2,419,045 shares. At the Warrant Exercise Date, the Series II Warrants would either be automatically exercised on a cashless exercise basis if the Company's stock price was lower at the Warrant Exercise Date as described above, or they would expire unexercised. The adjustment associated with the Series II Warrants did not affect either the exercise price or number of shares covered by either the Series I Warrants or the Series III Warrants. On January 14, 2010 the Series II Warrants expired unexercised and terminated without any additional shares being issued to the private placement investors.

At the Warrant Exercise Date, the Series III Warrants provided the investors a 60-day right to purchase an additional $6.0 million of common stock from the Company at $2.52 per share. The Series III Warrants were not subject to any adjustments with respect to the exercise price or number of shares covered. As of February 20, 2010, all Series III Warrants have been exercised in full.

The descriptions of the Series I Warrant, the Series II Warrant, the Series III Warrant, and the placement agent warrant in this registration statement are summaries only and are qualified in their entirety by reference to Exhibits 4.1, 4.2, and 4.3 filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2009.

Performance Graph


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among VirnetX Holding Corp, The S&P 500 Index
And The RDG Technology Composite Index
$2,500
$2,000
$1,500
$1,000
$500
$0
12/04
12/05
12/06
12/07
12/08
12/09
VirnetX Holding Corp
S&P 500
RDG Technology Composite

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The stock price performance reflected on this graph is not necessarily indicative of future stock price performance.

	12/04	12/05	12/06	12/07	12/08	12/09
VirnetX Holding Corporation	**$100.00**	**$120.00**	**$290.00**	**$1960.00**	**$193.33**	**$980.00**
S&P 500	**100.00**	**104.91**	**121.48**	**128.16**	**80.74**	**102.11**
RDG Technology Composite	**100.00**	**102.13**	**111.45**	**127.27**	**71.89**	**115.97**

Item 6. ***Selected Financial Data.***

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of results to be expected for future periods.

	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007	For the year ended December 31, 2006	Period From August 5, 2005 (Date of Inception) to December 31, 2005
Consolidated Statement of Operations Data:					
Revenue	$ 26,306	$ 133,744	$ 74,866	$ 0	$ 0
Operating expenses	13,114,131	12,355,332	8,725,210	1,407,675	882,478
Net loss	(13,082,751)	(12,072,180)	(8,692,164)	(1,401,339)	(882,478)
Loss per share	$ (.35)	$ (.35)	$ (.36)	(.08)	$ (.06)
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 2,011,470	$ 457,155	$ 8,589,447	$ 139,997	$ 86,552
Total assets	2,241,605	978,982	9,279,166	195,123	147,722
Long-term obligation	120,000	160,000	204,000	0	0
Stockholders' equity (deficit)	(2,396,720)	$ (894,351)	$ 8,495,376	$ 107,737	$ (82,278)

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

This Annual Report on Form 10-K, including this Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for statements about future events, products and future financial performance that are based on the beliefs of, estimates made by and information currently available to our management. Except for the historical information contained herein, the outcome of the events described in these forward-looking statements is subject to risks and uncertainties. See "Risk Factors" for a discussion of these risks and uncertainties. The following discussion should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K. Actual results and the outcome or timing of certain events may differ significantly from those stated or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A of Part I "Risk Factors" and other factors from time to time described in our other filings with the Securities and Exchange Commission, or SEC. For this purpose, using the terms "believe," "expect," "expectation," "anticipate," "can," "should," "would," "could," "estimate," "appear," "based on," "may," "intended," "potential," "indicate," "are emerging" and "possible" or similar statements are forward-looking statements that involve risks and uncertainties that could cause our actual results and the outcome and timing of certain events to differ materially from those stated or implied by these forward-looking statements. By making forward-looking statements, we have not assumed any obligation to, and you should not expect us to, update or revise those statements because of new information, future events or otherwise.

Company Overview

We are a development stage company focused on commercializing a patent portfolio for securing real-time communications over the Internet. These patents were acquired by our principal operating subsidiary, VirnetX, from Science Applications International Corporation, or SAIC. SAIC is a FORTUNE 500® scientific, engineering, and technology applications company that uses its deep domain knowledge to solve problems of vital importance to the nation and the world, in national security, energy and the environment, critical infrastructure, and health.

Although we believe we may derive revenues in the future from our principal patent portfolio and are currently endeavoring to develop certain of those patents into marketable products, we have not done so to date. Because we have limited capital resources, our revenues are insignificant and our expenses, including but not limited to those we expect to incur in our patent infringement case against Microsoft, are substantial, we may be unable to successfully complete our business plans, our business may fail and your investment in our securities may become worthless. See "Risk Factors" for additional information.

We are in the development stage and consequently we are subject to the risks associated with development stage companies including: the need for additional financings; the uncertainty that our patent and technology licensing program development efforts will produce revenue bearing licenses for us; the uncertainty that our development initiatives will produce successful commercial products as well as the marketing and customer acceptance of such products; competition from larger organizations; dependence on key personnel; uncertain patent protection; and dependence on corporate partners and collaborators. To achieve successful operations, we will require additional capital to continue research and development and marketing efforts. No assurance can be given as to the timing or ultimate success of obtaining future funding.

Developments from the Year Ended December 31, 2009

On January 30, 2009, we closed an underwritten public offering of 2,470,000 shares of our common stock at $1.50 per share. As further described in the prospectus for the offering filed on EDGAR (File No. 333-153645), for each share purchased in the offering, an investor received registered warrants to purchase 0.5 shares of our common stock at $2.00 per share, 0.5 shares of our common stock at $3.00 per share and 0.5 shares of our common stock at $4.00 per share. These warrants were listed for trading on the OTC Bulletin Board under the symbols "VHCOW", "VHCOZ", and "VHCOL", respectively. We also issued warrants to purchase 220,000 shares of common stock at an exercise price of $1.80 per share to the underwriter of our January 2009 offering. The offering raised proceeds of $3.7 million before fees and expenses, and $3.3 million net of fees and expenses.

On February 10, 2009, VirnetX Inc., our wholly-owned subsidiary, was awarded U.S. patent number 7,490,151 by the United States Patent and Trademark Office. The new patent, titled "Establishment of a secure communication link based on a domain name service (DNS) request" describes a secure mechanism for communication over the Internet. In conjunction with the issuance of this patent, we will seek to commercialize these exclusive rights in the United States by establishing the secure domain name registry service for the Internet. Additional information about the patent can be found at the Internet website www.uspto.gov.

On June 9, 2009, we entered into an engagement letter with McKool Smith, confirming McKool as our lead counsel in the February 2007 lawsuit against Microsoft Corporation. McKool has agreed to represent us in the Microsoft Litigation for a fixed fee of $3 million and a contingency fee of 8% of the litigation proceeds. In the event of a judgment or settlement below an agreed upon amount (designed to approximate the total legal fees associated with the matter), McKool's fixed fee will be limited to the actual time spent by McKool, up to a maximum of $3 million, plus the contingency fee of 8% of the litigation proceeds. McKool's out-of-pocket expenses are not capped pursuant to the engagement letter but are estimated to be approximately $1 million. Subsequently, with our permission, McDermott Will & Emery filed a motion to withdraw as our counsel from this case, which was granted by the court on July 8, 2009. A copy of the engagement letter with McKool is attached as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. We have submitted a request for confidential treatment for certain portions of the engagement letter. Those portions have been redacted and have been provided separately to the Securities and Exchange Commission.

On June 26, 2009, we filed an unopposed motion with the United States District Court for the Eastern District of Texas for an order granting an approximate ninety day continuance of the trial and to enter a new docket control order in the ongoing patent infringement litigation with Microsoft Corporation. This order was granted on June 30, 2009 and the new trial date was set for March 8, 2010.

On July 19, 2009, the NYSE Amex LLC (the "Exchange") notified us that it had accepted our previously submitted plan of compliance and, pursuant to the plan, had granted us an extension to regain compliance with the Exchange's continued listing standards. In addition to approving the plan, the Exchange determined that we are not currently subject to the stockholders' equity requirements, given our compliance with certain alternative listing standards relating, among other things, to our current market capitalization. Nonetheless, the Exchange continued to believe that it would be necessary and appropriate for us to take certain actions to strengthen our financial condition. As a result, the Exchange granted us an extension until October 30, 2009 to regain compliance with the financial condition continued listing standard.

On July 30, 2009, the United States District Court for the Eastern District of Texas, Tyler Division, issued its Markman Order in the Microsoft litigation in connection with the Markman hearing on claim construction that was held on February 19, 2009.

In September 2009, we closed a private placement of 2,380,942 shares of our common stock at a purchase price of $2.52 per share. In addition to shares of common stock, we also issued (i) Series I warrants to purchase approximately an additional 2,380,942 shares of our common stock with an exercise price of $3.93 per share subject to adjustment, (ii) Series II warrants to purchase up to approximately an additional 2,419,023 shares of our common stock, subject to adjustment, with an automatic cashless exercise basis with an exercise price of $0.01 per share and (iii) Series III warrants to purchase approximately an additional 2,380,942 shares of common stock with an exercise price of $2.52 per share. A registration statement on Form S-1 (File No. 333-162145) was taken effective on December 22, 2009 covering the registration of the common stock and warrants to purchase shares of common stock issued pursuant to this private placement transaction.

On October 9, 2009, we received a letter from the Exchange stating that, based upon a review of publicly available information, we had resolved the continued listing deficiencies referenced in the Exchange's letter dated April 30, 2009. The Exchange noted that our continued listing eligibility will continue to be assessed on an ongoing basis. We are now subject to the provisions of Section 1009(h) of the Exchange's Company Guide that states that if we, within 12 months of October 30, 2009, are again determined to be below the continued listing standards, the Exchange staff may take appropriate action, which, depending upon the circumstances, may include providing us with an opportunity to submit a plan to the Exchange advising the Exchange of action we have taken, or will take, that would bring us into compliance with the continued listing standards, or the Exchange may initiate delisting proceedings, which could result in our common stock being delisted from the Exchange.

On December 23, 2009, we signed a letter of intent with VeriSign, Inc., or VeriSign, under which VirnetX Inc. and VeriSign will collaborate to assess and evaluate the technical, market and commercial viability to jointly develop and provide mobile directory services and solutions using secure domain names and PKI certificate infrastructure consistent with VirnetX Inc. intellectual property. The letter of intent also provided for a "no shop" period until March 23, 2010, during which period the parties have agreed not to solicit or encourage proposals from any other person or entity regarding a strategic relationship.

Recent Developments

On January 14, 2010, the Series II Warrants expired unexercised and terminated without any additional shares of common stock being issued to private placement investors.

On February 24, 2010, we announced that all Series III Warrants issued had been exercised in full and we issued 2,380,942 shares of our common stock. The aggregate cash exercise proceeds from the Series III Warrants totaled $6,000,000. After payment of fees and commissions, we received net proceeds of approximately $5,400,000.

On February 24, 2010, we exercised in full our rights to call the $2.00 warrants issued by us in connection with our 2009 public offering. Those warrants expired in their entirety unless earlier exercised on March 11, 2010. The aggregate cash exercise proceeds from the $2.00 warrants if exercised in full would total $2,470,000. After payment of fees and commissions, we expect to receive net proceeds of approximately $2,335,000. As of March 12, 2010, we had received proceeds in the amount of $2,000,000.

On March 16, 2010, a jury awarded us a $105,750,000 verdict against Microsoft for infringing two of our patents. The jury also found that Microsoft's patent infringement was willful.

On March 17, 2010, we filed a new complaint against Microsoft alleginig infringement of our U.S. Patent Nos. 6,502,135 and 7,188,180 by Microsoft's Windows 7 and Windows Server 2008 R2 software products.

On March 24, 2010, we entered into an agreement to extend a letter of intent with VeriSign, under which VirnetX intends to work with VeriSign to create a technical pilot for providing services that could include VirnetX's exclusive secure domain name registry and managed connection and relay services along with providing a complete PKI solution for VirnetX's secure domain name initiative. This falls under the original December 23, 2009, letter of intent objectives to collaborate in the development of mobile directory services and solutions using secure domain names and PKI certificate infrastructure. The strategic relationship contemplated by the letter of intent remains subject to, among other things, the negotiation, execution and delivery of definitive agreements. The letter of intent also provides for a binding exclusivity period until June 4, 2010, during which period the parties have agreed not to solicit or encourage proposals from any other person or entity regarding a strategic relationship, the primary purpose thereof is to assess and evaluate the technical, market and commercial viability to jointly develop and provide the services contemplated by the letter of intent.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. The critical accounting policies we employ in the preparation of our consolidated financial statements are those which involve impairment of long-lived assets, income taxes, fair value of financial instruments and stock-based compensation.

Impairment of Long-Lived Assets

We identify and record impairment losses on long-lived assets used in operations when events and changes in circumstances indicate that the carrying amount of an asset might not be recoverable, but not less than annually. Recoverability is measured by comparison of the anticipated future net undiscounted cash flows to the related assets' carrying value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fair Value of Financial Instruments

Carrying amounts of our financial instruments, including cash and cash equivalents, accounts payable, and accrued liabilities, approximate their fair values due to their short maturities.

Stock-Based Compensation

We account for share-based compensation in accordance with the fair value method, which requires the measurement and recognition of compensation expense in the statement of operations for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. Using the modified retrospective transition method of adopting this standard, the financial statements presented herein reflect compensation expense for stock-based awards as if the provisions of this standard had been applied from the date of our inception.

In addition, we record stock and options granted to non-employees at fair value of the consideration received or the fair value of the equity investments issued as they vest over the performance period.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The guidance must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying the guidance at adoption is to be reported as an adjustment to beginning retained earnings for the year of adoption. The accounting for uncertainty in income taxes was effective for the first quarter of 2008. The adoption of accounting for uncertainty in income taxes did not have an impact to the Company's financial statements.

In September 2006, the FASB established a framework for measuring fair value in accordance with United States Generally Accepted Accounting Principles ("GAAP") and expanded disclosure about fair value measurements including valuing securities in markets that are not active. The Company adopted the framework for measuring fair value effective January 1, 2009 with the exception of the application of the framework to non-recurring, non-financial assets and non-financial liabilities. The adoption of the framework for measuring fair value did not have a significant impact on the Company's results of operations or financial position.

In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why the Company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect the Company's financial position, financial performance and cash flows. These requirements were effective for fiscal years beginning after November 15, 2008. The Company adopted the amended and expanded disclosure requirements for derivatives instruments and hedging activities as of January 1, 2009, and adoption did not have a material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued guidance requiring that unvested instruments granted in share-based payment transactions that contain nonforfeitable rights to dividends or dividend equivalents are participating securities subject to the two-class method of computing earnings per share. This guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB required disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements, effective for interim reporting periods ending after June 15, 2009, and required those disclosures in summarized financial information at interim reporting periods. The Company adopted the new disclosure guidance over fair value of financial instruments, and adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued ("subsequent events"). Under the new guidance, entities are required to disclose the date through which subsequent events were evaluated, as well as the rationale for why that date was selected. The guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the provisions of this new guidance as of June 1, 2009, and adoption did not have a material effect on our consolidated financial statements. The Company evaluated subsequent events through March 26, 2010.

In June 2009, the FASB established the Accounting Standards Codification ("Codification") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is referenced and organized. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification was adopted as of August 31, 2009. Adoption did not have a material effect on the Company's consolidated financial statements.

Operations

Revenue — Royalties

Revenue generated for the twelve months ended December 31, 2009 was $26,306 compared to $208,610 during the period from July 5, 2007 (the closing date of the merger between us and VirnetX, Inc.) to December 31, 2008. Our revenue in 2009 was solely limited to the royalties earned under a single license agreement through our Japanese subsidiary. We expect the revenue from this license to decrease substantially in the future. We do not intend to enter into additional licenses or generate significant revenue through our Japanese subsidiary.

Research and Development Expenses

Research and development costs include expenses paid to outside development consultants and compensation-related expenses for our engineering staff. Research and development costs are expensed as incurred.

Our research and development expenses increased from $56,000 for the period from August 2, 2005 (date of inception) to December 31, 2005, to $554,187 for 2006 to $684,316 for 2007 to $845,324 for 2008, and to $864,058 for 2009, primarily as a result of increased engineering activities for product development. We expect research and development expenses to increase as employees are hired to provide in-house research and development. Because we expect to use outside contractors for additional product development on a limited basis, we expect those costs to remain level or decline over time.

General and Administrative Expenses

General and administrative expenses include management and administrative personnel costs, as well as costs of outside legal, accounting, and consulting services.

Our general and administrative expenses increased from $826,478 for the period from August 2, 2005 (date of inception) to December 31, 2005, to $853,488 for 2006 to $8,040,894 for 2007, to $11,510,008 for 2008, and to $12,250,073 for 2009.

Within general and administrative expenses, professional fees, primarily legal fees, increased from $12,481 in the period from August 2, 2005 (date of inception) to December 31, 2005 to $133,199 in 2006 to $5,286,525 in 2007 to $5,798,534 in 2008 and to $6,941,726 in 2009. The fees were incurred to pursue the litigation with Microsoft, assist in the merger between VirnetX, Inc. and VirnetX Holding Corporation, audit the financial statements, assist in obtaining financing and potential contract negotiations and in general corporate matters. Although we view the McKool Smith fixed fee arrangement as a positive arrangement and one that will help us manage our expenses in connection with the Microsoft litigation, we anticipate that our legal fees and other expenses associated with this litigation will be material and will negatively impact our financial condition and results of operations.

Also within general and administrative, compensation expenses increased from $799,920 in the period from August 2, 2005 (date of inception) to December 31, 2005, to $613,757 in 2006, $2,152,000 in 2007, $2,682,431 in 2008 and $3,031,717 in 2009. Compensation expenses were higher in 2005 compared to 2006 due to the higher proportion of stock based compensation expense in 2005. The increases from 2006 to 2009 in compensation expenses are due principally to stock-based compensation expense related to stock options granted to our employees and directors and an increase in the number of our employees as we added resources to comply with financial reporting requirements.

Other general and administrative expenses increased from $14,077 in the period from August 2, 2005 (date of inception) to December 31, 2005 to $106,532 in 2006 to $602,639 in 2007, to $3,029,043 in 2008 and decreased to $2,276,630 for 2009, as we incurred costs related to building our infrastructure and litigation support. We also incurred additional general and administrative expenses in connection with the implementation of a directors and officers' insurance policy and certain other costs. The decrease in 2009 in due primarily to reduced cost in public relations, outsourced services, printing and other costs.

Liquidity and Capital Resources

We are in the development stage and have raised capital since our inception through the issuance of our equity securities. As of December 31, 2009, we had a working capital deficiency of approximately $2,456,000 and approximately $2,000,000 in cash. Subsequent to year end through March 11, 2010, we have received approximately $7,400,000 from the exercise of warrants. We have used the net proceeds to fund our operations and provide working capital for general corporate purposes.

We expect to finance future cash needs primarily through proceeds from equity or debt financings, loans, joint ventures, and/or collaborative agreements with corporate and strategic partners. We also intend to license our patent portfolio, technology and software, including our secure domain name registry service.

We expect to derive the majority of our revenue from license fees and royalties associated with our patent portfolio, technology and software.

We anticipate that our existing cash and cash equivalents, including the proceeds from the completed exercises of warrants noted above are insufficient to fund our operations for longer than through the end of our third quarter of 2010.

During 2009, our cash flow used in operations was $6,944,000 or an average of approximately $579,000 per month. During the fourth quarter of 2009, our cash balance used in operations increased on average to $636,000 per month. With our 2010 average monthly cash requirement including the impact of a reduction of our working capital deficit at December 31, 2009, we expect our average monthly cash flow used in operations in 2010 will be modestly greater than in 2009.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Not applicable

Off-Balance Sheet Arrangements

On June 9, 2009, we entered into an engagement letter with McKool Smith, confirming McKool as our lead counsel in the February 2007 lawsuit against Microsoft Corporation. McKool has agreed to represent us in the Microsoft litigation for a fixed fee of $3 million and a contingency fee of 8% of the litigation proceeds. In the event of a judgment or settlement below an agreed upon amount (designed to approximate the total legal fees associated with the matter), McKool's fixed fee will be limited to the actual time spent by McKool, up to a maximum of $3 million, plus the contingency fee of 8% of the litigation proceeds. McKool's out-of-pocket expenses are not capped pursuant to the engagement letter but are estimated to be approximately $1 million. A copy of the engagement letter with McKool is attached as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. We submitted a request for confidential treatment for certain portions of the engagement letter. Those portions have been redacted and have been provided separately to the Securities and Exchange Commission.

Item 8. *Financial Statements and Supplementary Data*

FINANCIAL STATEMENTS

Financial Statements Index

	Page
Report of Farber Hass Hurley LLP, Independent Registered Public Accounting Firm	43
Consolidated Balance Sheets of VirnetX Holding Corporation for the years ended December 31, 2009 and December 31, 2008	44
Consolidated Statements of Operations of VirnetX Holding Corporation for the years ended December 31, 2009 and December 31, 2008 and for the period from August 2, 2005 (date of inception) to December 31, 2009	45
Consolidated Statements of Stockholders' Equity (Deficit) of VirnetX Holding Corporation for the years ended December 31, 2009 and December 31, 2008 and for the period from August 2, 2005 (date of inception) to December 31, 2009	46
Consolidated Statements of Cash Flows of VirnetX Holding Corporation for the years ended December 31, 2009 and December 31, 2008 and for the period from August 2, 2005 (date of inception) to December 31, 2009	47
Notes to Financial Statements of VirnetX Holding Corporation	48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

VirnetX Holding Corporation

We have audited the accompanying consolidated balance sheets of VirnetX Holding Corporation (the "Company"; a development stage enterprise) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2009 and 2008 and the period from August 2, 2005 (date of inception) to December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VirnetX Holding Corporation, Inc. as of December 31, 2009 and 2008, and the consolidated results of their operations, stockholders' equity (deficit) and cash flows for the years then ended and the period from August 2, 2005 (date of inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VirnetX Holding Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2010 expressed an unqualified opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the notes to the Consolidated Financial Statements, the Company has not been able to generate significant revenues and has a working capital deficiency of approximately $2,456,000 at December 31, 2009. These conditions raise substantial doubt about the Company's ability to continue as a going concern without raising additional equity, debt or other financing to fund operations. Management's plans in regard to these matters are described in the notes to the Consolidated Financial Statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Farber Hass Hurley LLP

Granada Hills, California
March 26, 2010

VirnetX Holding Corporation
(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS

		As of December 31, 2009		As of December 31, 2008
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,011,470	$	457,155
Accounts receivable		6,842		1,154
Prepaid expenses and other current assets		43,863		189,847
Total current assets		2,062,175		648,156
Property and equipment, net		23,430		32,565
Intangible and other assets		156,000		204,000
Deferred offering costs		—		94,261
Total assets	$	2,241,605	$	978,982
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable and accrued liabilities	$	4,478,325	$	1,669,333
Current portion of long-term obligation		40,000		44,000
Total current liabilities		4,518,325		1,713,333
Long-term obligation, net of current portion		120,000		160,000
Commitments and contingencies		—		—
Stockholders' equity (deficit):				
Preferred stock, par value $0.0001 per share				
Authorized: 10,000,000 shares at December 31, 2009 and 2008, respectively				
Issued and outstanding: 0 shares at December 31, 2009 and 2008, respectively				
Common stock, par value $0.0001 per share				
Authorized: 100,000,000 shares at December 31, 2009 and 2008, respectively				
Issued and outstanding: 39,750,927 shares and 34,899,985 shares, at December 31, 2009 and 2008, respectively		3,975		3,489
Additional paid-in capital		33,730,217		22,150,321
Deficit accumulated during the development stage		(36,130,912)		(23,048,161)
Total stockholders' equity (deficit)		(2,396,720)		(894,351)
Total liabilities and stockholders' equity (deficit)	$	2,241,605	$	978,982

The accompanying notes are an integral part of these consolidated financial statements.

VirnetX Holding Corporation
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2009	Year Ended December 31, 2008	Cumulative from August 2, 2005 (Date of Inception) to December 31, 2009
Revenue — Royalties	$ 26,306	$ 133,744	$ 234,916
Operating expenses:			
Research and development	864,058	845,324	3,003,885
General and administrative	12,250,073	11,510,008	33,480,941
Total operating expenses	13,114,131	12,355,332	36,484,826
Loss from operations	(13,087,825)	(12,221,588)	(36,249,910)
Interest and other income, net	5,074	149,408	118,998
Net loss	$ (13,082,751)	$ (12,072,180)	$ (36,130,912)
Basic and diluted loss per share	$ (.35)	$ (.35)	
Weighted average shares outstanding	37,911,340	34,875,471	

The accompanying notes are an integral part of these consolidated financial statements.

VirnetX Holding Corporation
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Due from Stock-holder	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at inception (August 2, 2005)	—	—	—	—	—	—	—	—
Common stock issued to founders	—	—	13,285,107	1,329	(1,129)	—	—	200
Proceeds from issuance of restricted stock to employees at $0.0001 per share in October 2005	—	—	3,321,277	332	(252)	—	—	80
Stock-based compensation from restricted stock	—	—	—	—	799,920	—	—	799,920
Net loss	—	—	—	—	—	—	(882,478)	(882,478)
Balance at December 31, 2005	**—**	**—**	**16,606,384**	**1,661**	**798,539**	**0**	**(882,478)**	**(82,278)**
Proceeds from issuance of preferred stock at $1.00 per share in February 2006, net of issuance cost of $26,375	1,404,000	1,377,625	—	—	—	—	—	1,377,625
Proceeds from issuance of restricted stock to employees at $0.01 per share in March and October 2006	—	—	975,625	97	1,953	(150)	—	1,900
Stock-based compensation: restricted stock	—	—	—	—	130,210	—	—	130,210
Stock-based compensation: employee stock options	—	—	—	—	81,619	—	—	81,619
Net loss	—	—	—	—	—	—	(1,401,339)	(1,401,339)
Balance at December 31, 2006	**1,404,000**	**1,377,625**	**17,582,009**	**1,758**	**1,012,321**	**(150)**	**(2,283,817)**	**107,737**
Proceeds from exercise of options	—	—	124,548	12	29,988	—	—	30,000
Shares issued for merger	—	—	1,665,800	167	—	—	—	167
Debt converted to stock, net	—	—	2,016,016	202	1,499,648	150	—	1,500,000
Stock issued for cash at $.75 per share, net	—	—	4,000,000	400	2,953,249	—	—	2,953,649
Stock issued for cash at $4.00 per share, net	—	—	3,450,000	345	11,776,773	—	—	11,777,118
Stock-based compensation	—	—	—	—	818,869	—	—	818,869
Preferred stock converted to common stock	(1,404,000)	(1,377,625)	5,828,841	583	1,377,042	—	—	—
Net loss	—	—	—	—	—	—	(8,692,164)	(8,692,164)
Balance at December 31, 2007	**—**	**—**	**34,667,214**	**3,467**	**19,467,890**	**—**	**(10,975,981)**	**8,495,376**
Cashless exercise of warrants	—	—	232,771	22	—	—	—	22
Stock-based compensation	—	—	—	—	2,682,431	—	—	2,682,431
Net loss	—	—	—	—	—	—	(12,072,180)	(12,072,180)
Balance at December 31, 2008	**—**	**—**	**34,899,985**	**$ 3,489**	**$ 22,150,321**	**—**	**$ (23,048,161)**	**$ (894,351)**
Stock issed for cash at $1.50 per share, net			2,470,000	247	3,273,416			3,273,663
Stock issued for cash at $2.52 per share, net			2,380,942	239	5,400,001			5,400,240
Deferred offering costs					(125,238)			(125,238)
Stock-based compensation					3,031,717			3,031,717
Net loss							(13,082,751)	(13,082,751)
Balance at December 31, 2009	**—**	**—**	**39,750,927**	**$ 3,975**	**$ 33,730,218**	**—**	**$ (36,130,912)**	**$ (2,396,720)**

The accompanying notes are an integral part of these consolidated financial statements.

VirnetX Holding Corporation
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2009	Year Ended December 31, 2008	Cumulative Period from August 2, 2005 (Date of Inception) to December 31, 2009
Cash flows from operating activities:			
Net loss	$ (13,082,751)	$ (12,072,180)	$ (36,130,912)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	3,031,717	2,682,431	7,544,766
Depreciation and amortization	63,113	68,623	158,034
Changes in assets and liabilities:			
Receivables and other current assets	140,296	119,799	(160,200)
Other assets	94,263		94,263
Accounts payable and accrued liabilities	2,808,992	1,137,751	4,478,533
Net cash used in operating activities	(6,944,370)	(8,063,576)	(24,015,516)
Cash flows from investing activities:			
Purchase of property and equipment	(5,980)	(20,716)	(84,427)
Cash acquired in acquisition	—	—	14,009
Net cash used in investing activities	(5,980)	(20,716)	(70,418)
Cash flows from financing activities:			
Issuance of notes payable	—	—	250,000
Repayment of notes payable	—	—	(250,000)
Proceeds from issuance of preferred stock, net of issuance costs	—	—	1,147,625
Proceeds from issuance of restricted stock	—	—	2,180
Proceeds from advance from preferred stockholders	—	—	230,000
Proceeds from exercise of options	—	—	30,000
Proceeds from convertible debt	—	—	1,500,000
Payment of royalty obligation less imputed interest	(44,000)	(48,000)	(92,000)
Proceeds from sales of common stock	8,548,665	---	23,279,599
Net cash provided by (used in) financing activities	8,504,665	(48,000)	26,097,404
Net increase (decrease) in cash and cash equivalents	1,554,315	(8,132,292)	2,011,470
Cash and cash equivalents, beginning of period	457,155	8,589,447	—
Cash and cash equivalents, end of period	$ 2,011,470	$ 457,155	$ 2,011,470
Supplemental disclosure of cash flow information:			
Cash paid during the year for taxes	$ 2,173	$ 9,201	$ 12,174
Cash paid during the year for interest	$ 6,000	$ 5,622	$ 53,252
Supplemental disclosure of noncash investing and financing activities:			
Conversion of advance into preferred stock	$ —	$ —	$ 230,000
Royalty obligation assumed to obtain intangible assets	$ —	$ —	$ 252,000

The accompanying notes are an integral part of these consolidated financial statements.

VirnetX Holding Corporation
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1 Formation and Business of the Company

VirnetX Holding Corporation ("we," "us," "our" or the "Company") are a development stage company focused on commercializing a patent portfolio for providing solutions for secure real-time communications such as instant messaging, or "IM," and voice over internet protocol, or "VoIP."

In July 2007 we effected a merger between PASW, Inc., a company which had at the time of the merger, publicly traded common stock with limited operations, and VirnetX, Inc., which became our principal operating subsidiary. As a result of this merger, the former security holders of VirnetX, Inc. came to own a majority of our outstanding common stock.

Under generally accepted accounting principles in the United States, the accompanying financial statements have been prepared as if VirnetX, Inc., a company whose inception date was August 2, 2005, who is our predecessor for accounting purposes, had acquired PASW, Inc. on July 5, 2007. Accordingly, the accompanying statement of operations include the operations of VirnetX, Inc. from August 2, 2005 to December 31, 2009 and the operations of PASW, Inc. from July 5, 2007 to December 31, 2009. The historical share activity of VirnetX, Inc. has been retroactively restated to account for the 12.454788 to one exchange rate which was applicable to certain convertible instruments as explained in Note 10 and Note 11 and for our one for three reverse stock split which was implemented on October 29, 2007.

Our principal business activities to date are our efforts to commercialize our patent portfolio. We also conduct the remaining activities of PASW, Inc., which are generally limited to the collection of royalties on certain internet-based communications by a wholly owned Japanese subsidiary of PASW pursuant to the terms of a single license agreement. The revenue generated by this agreement is not significant.

Although we believe we may derive revenues in the future from our principal patent portfolio and are currently endeavoring to develop certain of those patents into marketable products, we have not done so to date. As such, we are in the development stage and consequently are subject to the risks associated with development stage companies, including the need for additional financings, the uncertainty that our licensing program development efforts will produce revenue-bearing licenses for us, the uncertainty that our development initiatives will produce successful commercial products as well as the uncertainty of marketing and customer acceptance of such products.

These financial statements have been prepared on the basis that the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and discharge of liabilities in the normal course of business. We have incurred net operating losses and negative cash flows from operations. At December 31, 2009, we had a deficit accumulated in the development stage of approximately $36,131,000 and a working capital deficit of approximately $2,456,000. With our 2010 average monthly cash requirement including the impact of a reduction of our working capital deficit at December 31, 2009, we expect our cash used in operations in 2010 will be modestly greater than in 2009. As a result, despite receiving approximately $7,400,000 from the exercise of warrants in February and March 2010, management is still anticipating incurring net losses, continued negative cash flows from operations and a persistence of a working capital deficit during 2010. These conditions and the uncertainty of the Microsoft litigation raise substantial doubt as to our ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary if we are unable to continue as a going concern.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the VirnetX Holding Company, a development stage enterprise, and its wholly owned subsidiaries. All intercompany transactions have been eliminated.

These financial statements reflect the historical results of VirnetX, Inc. and subsequent to the merger date of July 5, 2007, the historical consolidated results of VirnetX Holding Corporation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin 104. We are a licensor of software and generate revenue primarily from the one-time sales of licensed software. Generally, revenue is recognized upon shipment of the licensed software. For multiple element license arrangements, the license fee is allocated to the various elements based on fair value. When a multiple element arrangement includes rights to a post-contract customer support, the portion of the license fee allocated to each function is recognized ratably over the term of the arrangement.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the accelerated and straight line methods over the estimated useful lives of the assets, which range from five to seven years. Repair and maintenance costs are charged to expense as incurred.

Concentration of Credit Risk and Other Risks and Uncertainties

Our cash and cash equivalents are primarily maintained at one financial institution in the United States. Deposits held with this financial institution may exceed the amount of insurance provided on such deposits. The balances are insured by the Federal Deposit Insurance Corporation as of the date of this report up to $250,000. During the year ended December 31, 2009 we had, at times, funds that were uninsured. The uninsured balance at December 31, 2009 was in excess of $1,310,000. We have not experienced any losses on our deposits of cash and cash equivalents.

Intangible Assets

We record intangible assets at cost, less accumulated amortization. Amortization of intangible assets is provided over their estimated useful lives, which can range from 3 to 15 years, on either a straight line basis or as revenue is generated by the assets.

Impairment of Long-Lived Assets

We identify and record impairment losses on intangible and other long-lived assets used in operations when events and changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability is measured by comparison of the anticipated future net undiscounted cash flows to the related assets' carrying value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

Research and Development

Research and development costs include expenses paid to outside development consultants and compensation related expenses for our engineering staff. Research and development costs are expensed as incurred.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Effective January 1, 2007, we have adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes using the prospective method allowed by FIN 48. The adoption of FIN 48 did not have a material impact on our financial statements.

Fair Value of Financial Instruments

Carrying amounts of our financial instruments, including cash and cash equivalents, accounts payable, notes payable, and accrued liabilities approximate their fair values due to their short maturities. The carrying amount of our minimum royalty payment obligation approximates fair value because it is recorded at a discounted calculation.

Stock-Based Compensation

Our accounting for share-based compensation is in accordance with the fair value method which requires the measurement and recognition of compensation expense in the statement of operations for all share-based payment awards made to employees and directors including employee stock-options based on estimated fair values. Using the modified retrospective transition method of adopting this standard, the financial statements presented herein reflect compensation expense for stock-based awards as if the provisions of this standard had been applied from the date of inception.

In addition, as required we record stock and options granted to non-employees at fair value of the consideration received or the fair value of the equity instruments issued as they vest over the performance period.

Earnings Per Share

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding including potentially dilutive securities such as options, warrants and convertible debt. Since we incurred a loss for the period, any common stock equivalents have been excluded because their effect would be anti-dilutive.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The guidance must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying the guidance at adoption is to be reported as an adjustment to beginning retained earnings for the year of adoption. The accounting for uncertainty in income taxes was effective for the first quarter of 2008. The adoption of accounting for uncertainty in income taxes did not have an impact to the Company's financial statements.

In September 2006, the FASB established a framework for measuring fair value in accordance with United States Generally Accepted Accounting Principles ("GAAP") and expanded disclosure about fair value measurements including valuing securities in markets that are not active. The Company adopted the framework for measuring fair value effective January 1, 2009 with the exception of the application of the framework to non-recurring, non-financial assets and non-financial liabilities. The adoption of the framework for measuring fair value did not have a significant impact on the Company's results of operations or financial position.

In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why the Company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect the Company's financial position, financial performance and cash flows. These requirements were effective for fiscal years beginning after November 15, 2008. The Company adopted the amended and expanded disclosure requirements for derivatives instruments and hedging activities as of January 1, 2009, and adoption did not have a material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued guidance requiring that unvested instruments granted in share-based payment transactions that contain nonforfeitable rights to dividends or dividend equivalents are participating securities subject to the two-class method of computing earnings per share. This guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB required disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements, effective for interim reporting periods ending after June 15, 2009, and required those disclosures in summarized financial information at interim reporting periods. The Company adopted the new disclosure guidance over fair value of financial instruments, and adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued ("subsequent events"). Under the new guidance, entities are required to disclose the date through which subsequent events were evaluated, as well as the rationale for why that date was selected. The guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the provisions of this new guidance as of June 1, 2009, and adoption did not have a material effect on our consolidated financial statements. The Company evaluated subsequent events through March 26, 2010.

In June 2009, the FASB established the Accounting Standards Codification ("Codification") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is referenced and organized. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification was adopted as of August 31, 2009. Adoption did not have a material effect on the Company's consolidated financial statements.

Note 3 Property

Our major classes of property and equipment were as follows:

	December 31	
	2009	**2008**
Office furniture	$ 21,810	$ 17,239
Computer Equipment	62,616	61,209
Total	84,426	78,448
Less accumulated depreciation	(60,996)	(45,883)
	$ 23,430	$ 32,565

Depreciation expense for the years ended December 31, 2009 and 2008 was $15,113 and $20,623, respectively.

Note 4 Patent Portfolio

As of February 22, 2010, we had 12 issued U.S. and eight issued foreign technology related patents, in addition to pending U.S. and foreign patent applications. The term of our issued U.S. and foreign patents runs through the period 2019 to 2024. Most of our issued patents were acquired by our principal operating subsidiary, VirnetX, Inc., from Science Applications International Corporation, or SAIC, pursuant to an Assignment Agreement dated December 21, 2006, and a Patent License and Assignment Agreement dated August 12, 2005, as amended on November 2, 2006, including documents prepared pursuant to the November amendment, and as further amended on March 12, 2008. We are required to make payments to SAIC based on the revenue generated from our ownership or use of the patents assigned to us by SAIC. Minimum annual royalty payments of $50,000 are due beginning in 2008. Royalty amounts vary depending upon the type of revenue generating activities, and certain royalty categories are subject to maximums and other limitations. SAIC is entitled to receive a portion of the proceed revenues, monies or any form of consideration paid for the acquisition of VirnetX or from the settlement of certain patent infringement claims of ours. We have granted SAIC a security interest in some of our intellectual property, including the patents and patent applications we obtained from SAIC, to secure these payment obligations.

Generally upon our default of our agreement with SAIC and certain other events, we are required to convey to SAIC our interests in the patents and patent applications acquired from SAIC without consideration.

At December 31, 2007, we recorded the fair value of the $50,000 annual guaranteed payments we have agreed to pay to SAIC in 2008 through 2012 as a liability, calculated using a discount rate of 8%. This liability will accrue interest at the 8% rate during the period it is outstanding. We recorded a related asset equal in amount to the liability as an intangible asset which will be amortized over the expected revenue generating period of our agreement with SAIC. Amortization expense was $48,000 in 2009 and 2008.

As of December 31, 2009, the expected amortization of the intangible assets is as follows:

2010	$	48,000
2011		48,000
2012		48,000
Thereafter		12,000
Total	$	156,000

As of December 31, 2009, the obligation matures as follows:

2010	$	40,000
2011		36,000
2012		32,000
Thereafter		52,000
Total	$	160,000

Note 5 Commitments

We lease our office facility under a non-cancelable operating lease that was amended in 2008 and ends in 2012. We recognize rent expense on a straight-line basis over the term of the lease. Rent expense for the years ended December 31, 2009 and 2008 was $51,807 and $25,037 respectively.

For the Year	Minimum Required Lease Payments in Period	
2010	$	54,595
2011		59,242
2012		30,202
	$	144,039

Note 6 Stock Plan

In 2005, VirnetX, Inc. adopted the 2005 Stock Plan (the "Plan"), which was assumed by us upon the closing of the transaction between VirnetX Holding Corporation and VirnetX, Inc. on July 5, 2007. Our Board of Directors renamed this Plan the VirnetX Holding Corporation 2007 Stock Plan and our stockholders approved the Plan at our 2008 annual stockholders' meeting. The Plan provides for the issuance of up to 11,624,469 shares of our common stock. To the extent that any award should expire, become unexercisable or is otherwise forfeited, the shares subject to such award will again become available for issuance under the Plan. The Plan provides for the granting of stock options and stock purchase rights to our employees and consultants. Stock options granted under the Plan may be incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may only be granted to our employees (including officers and directors). Nonqualified stock options ("NSO") and stock purchase rights may be granted to our employees and consultants.

The Plan will expire 10 years after it was approved by our Board of Directors. Options may be granted under the Plan with an exercise price determined by our Board of Directors, provided, however, that the exercise price of an ISO or NSO granted to one of our Named Executive Officers shall not be less than 100% fair market value of the shares at the date of grant and the exercise price of an ISO granted to a 10% shareholder shall not be less than 110% of the fair market value of the shares on the date of grant.

Activity under the Plan is as follows:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Shares reserved for the Plan at inception	11,624,469	—	—
Restricted stock granted	(3,321,277)	—	—
Options granted	—	—	—
Options exercised	—	—	—
Options cancelled	—	—	—
Balance at December 31, 2005	8,303,192	—	—
Restricted stock granted	(1,058,657)	—	—
Options granted	(1,868,218)	1,868,218	$ .24
Options exercised	—	—	—
Options cancelled	—	—	—
Balance at December 31, 2006	5,376,317	1,868,218	$ .24
Restricted stock granted	—	—	—
Options granted	(2,324,925)	2,324,925	4.96
Options exercised		(124,548)	.24
Options cancelled	—	—	—
Balance at December 31, 2007	3,051,392	4,068,595	$ 2.94
Restricted stock granted	—	—	—
Options granted	(420,000)	420,000	3.42
Options exercised	—	—	—
Options cancelled	20,000	(20,000)	4.20
Balance at December 31, 2008	2,651,392	4,468,595	$ 2.98
Restricted stock granted	—	—	—
Options granted	(1,317,195)	1,317,195	1.18
Options exercised	—	—	—
Options cancelled	83,032	—	—
Balance at December 31, 2009	1,417,229	5,785,790	$ 2.57

Note 7 Stock-Based Compensation

We account for equity instruments issued to employees in accordance with the fair value method which requires that such issuances be recorded at their fair value on the grant date. The recognition of the expense is subject to periodic adjustment as the underlying equity instrument vests.

Stock-based compensation expense is included in general and administrative expense for each period as follows:

Stock-Based Compensation by Type of Award	Year Ended December 31, 2009	Year Ended December 31, 2008	Cumulative Period from August 2, 2005 (Date of Inception) to December 31, 2009
Restricted stock	$ -	$ -	$ 930,310
Employee stock options	3,031,717	2,682,431	6,614,456
Total stock-based compensation	$ 3,031,717	$ 2,682,431	$ 7,544,766

As of December 31, 2009, the unrecorded deferred stock-based compensation balance related to stock options was $5,740,988, which will be amortized as expense over an estimated weighted average vesting amortization period of approximately 1.6 years.

The fair value of each option grant was estimated on the date of grant using the following weighted average assumptions:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Volatility	120%	190%
Risk-free interest rate	2.93%	4.21%
Expected life	6.6 years	6.7 years
Expected dividends	0%	0%

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of employee stock options granted was $1.06 and $3.09 during the year ended December 31, 2009 and 2008, respectively.

The expected life was determined using the simplified method outlined in Staff Accounting Bulletin 111, taking the average of the vesting term and the contractual term of the option. Expected volatility of the stock options was based upon historical data and other relevant factors, such as the volatility of comparable publicly-traded companies at a similar stage of life cycle. We have not provided an estimate for forfeitures because we have no history of forfeited options and believe that all outstanding options at December 31, 2009 will vest. In the future, the Company may change this estimate based on actual and expected future forfeiture rates.

The following table summarizes activity under the equity incentive plans for the indicated periods:

	Number of Shares	Weighted Average Exercise	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	-	-	-	-
Options granted	1,868,218	0.24	-	-
Options exercised	-	-	-	-
Options cancelled	-	-	-	-
Outstanding at December 31, 2006	1,868,218	0.24	-	-
Options granted	2,324,925	4.96	-	-
Options exercised	(124,548)	0.24	-	-
Options cancelled	-	-	-	-
Outstanding at December 31, 2007	4,068,595	2.94	-	-
Options granted	420,000	3.80	-	-
Options exercised	-	-	-	-
Options cancelled	(20,000)	4.20	-	-
Outstanding at December 31, 2008	4,468,595	2.98	-	-
Options granted	1,317,195	1.18	-	-
Options exercised	-	-	-	-
Options cancelled	-	-	-	-
Outstanding at December 31, 2009	5,785,790	$ 2.57	7.74	$ 7,325,272

Intrinsic value is calculated at the difference between the market price of the Company's stock on the last trading day of the year ($2.94) and the exercise price of the options. For options exercised, the intrinsic value is the difference between market price and the exercise price on the date of exercise.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Vested and Exercisable		
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.24	1,743,670	6.38	$ 0.24	1,563,768	6.38	$ 0.24
4.20	1,327,899	7.56	4.20	845,518	7.56	4.20
5.88-6.47	977,026	8.00	6.01	516,013	8.00	6.00
1.74-6.20	420,000	8.58	3.42	169,167	8.52	3.89
1.15- 1.58	1,317,795	9.26	1.18	30,000	9.41	1.58
	5,785,790	7.74	$ 2.57	3,124,466	7.11	$ 2.47

Note 8 Warrants

The material terms and provisions of our warrants are summarized below. This summary below is subject to, and qualified in its entirety by, the forms of warrants publicly filed with the Securities and Exchange Commission on EDGAR.

During 2007, we issued:

- warrants to purchase 266,667 shares of our common stock at $0.75 per share. The warrants expire in 2012. In 2008, 232,771 of these warrants were exercised in cashless exercise transactions, as a result of which a total of 232,771 shares of our common stock were issued and 33,896 of these warrants were outstanding as of December 31,2009; and
- warrants to purchase 300,000 shares of our common stock at $4.80 per share to the underwriter of our December 2007 stock issuance. Those warrants expire in 2012.

During 2009, in connection with our public offering, we issued:

- warrants to purchase up to 1,235,000 shares of our common stock at an exercise price of $2.00 per share;
- warrants to purchase up to 1,235,000 shares of our common stock at an exercise price of $3.00 per share;
- warrants to purchase up to 1,235,000 shares of our common stock at an exercise price of $4.00 per share,
- warrants to purchase 220,000 shares of common stock at an exercise price of $1.80 per share issued to the underwriter of our January 2009 offering.

Each warrant issued to the public pursuant to this offering became exercisable on January 30, 2009, and, other than the warrants with an exercise price of $2.00 per share, remains exercisable through July 30, 2010. We exercised in full our rights to call those warrants with an exercise price of $2.00 on February 24, 2010 and they expired on their terms, if not earlier exercised, on March 11, 2010. The warrant issued to the underwriter in connection with this offering is exercisable at any time between January 30, 2010 and January 30, 2014.

During 2009, in connection with our private placement transaction that closed on September 11, 2009, we issued:

- Series I Warrants to purchase up to 2,380,942 shares of our common stock at $3.93 per share subject to adjustment. The Series I Warrants became exercisable on March 11, 2010, and expire on March 11, 2015;
- Series II Warrants to purchase up to 2,419,023 shares of our common stock at $0.01 per share. The Series II Warrants were to be exercisable on a cashless basis but terminated on their terms on January 14, 2010. No shares of common stock were issued pursuant to these Series II Warrants; and
- Series III Warrants to purchase up to 2,380,942 shares of or common stock at $2.52 per share. The Series III Warrants expired on their terms on February 20, 2010 and were exercised in full by the holders of such warrants. 2,380,942 shares of our common stock were issued pursuant to such warrants and we received approximately $5,400,000 in net cash proceeds pursuant to such exercises.

Note 9 Earnings Per Share

Basic earnings per share is based on the weighted average number of shares outstanding for a period. Diluted earnings per share is based upon the weighted average number of shares and potentially dilutive common shares outstanding. Potential common shares outstanding principally include stock options, warrants, restricted stock and other equity awards under our stock plan. Since the Company has incurred losses, the effect of any common stock equivalent would be anti-dilutive.

The table below sets forth the basic loss per share calculations (in 000s, except per share information). Because we incurred net losses for each period presented, no diluted per share amounts have been presented.

	Period Ended December 31,	
	2009	2008
Net loss	$ (13,083)	$ (12,072)
Weighted average number of shares outstanding	37,911	34,875
Basic (loss) per share	$ (0.35)	$ (0.35)

For the years ended December 31, 2009 and 2008, there were the following stock equivalents:

	2009	2008
Options	5,785,790	4,468,595
Warrants	12,271,946	300,000

Note 10 Preferred Stock

Our Amended and Restated Certificate of Incorporation, as amended in October 2007, authorizes us to issue 10,000,000 shares of $0.0003 par value per share preferred stock having rights, preferences and privileges to be designated by our Board of Directors. There were no shares of preferred stock outstanding at December 31, 2009. All of the VirnetX, Inc. preferred stock converted into VirnetX, Inc. common stock on a 1-for-1 basis immediately prior to the merger between us and VirnetX, Inc, so at the date of the merger in 2007, each preferred share of VirnetX, Inc. converted to 12.454788 shares of our common stock. These shares were subsequently adjusted for the impact of the one for three reverse split in October 2007.

At December 31, 2009, our Series A preferred stock was not mandatorily redeemable.

Note 11 Common Stock

Each share of common stock has the right to one vote. The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by our Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared from inception through December 31, 2009. Our restated articles of incorporation authorizes us to issue up to 100,000,000 shares of $.0001 par value common stock.

All share amounts have been retroactively restated to reflect the conversion rate of 12.454788/1 used to effect the merger between VirnetX Inc. and VirnetX Holding Corporation in 2007 and the one for three reverse stock split effective in October 2007.

Note 12 Employee Benefit Plan

We sponsor a defined contribution, 401k plan, covering substantially all our employees. The Company's matching contribution to the plan in 2009 was approximately $36,000 and $34,000 in 2008.

Note 13 Income Taxes

We have Federal and state net operating loss carryforwards of approximately $9,100,000 available to offset future taxable income. The Federal and state loss carryforwards expire beginning in 2025 and 2015 respectively. There are restrictions on our ability to utilize these benefits in any one year. As a result, we have fully reserved any deferred tax benefit from these net operating loss carryforwards.

We have Federal and state tax credit carryforwards of approximately $300,000 to reduce future income tax expense. The Federal tax credits expire beginning in 2025. The state tax credits currently do not have an expiration date.

The components of the income tax provision are as follows:

	2009	2008
Provision for income taxes at the federal & state statutory rate	$ (4,400,000)	$ (4,100,000)
Stock-based compensation	1,000,000	900,000
Research and development credits	(100,000)	(100,000)
Valuation allowance	3,500,000	3,300,000
Tax provision	$ —	$ —

The elements of deferred taxes are as follows:

	2009	2008
Tax benefit of net operating loss carryforwards	$ 10,500,000	$ 7,000,000
Research and development credits	500,000	400,000
Subtotal	11,000,000	7,400,000
Less valuation allowance	(11,000,000)	(7,400,000)
	$ —	$ —

The change in the deferred tax valuation allowance was an increase of $3,600,000 and $3,700,000 in the periods ended 2009 and 2008, respectively.

Note 14 Merger of VirnetX Inc. and VirnetX Holding Corporation

In July 2007, VirnetX Holding Corporation consummated a reverse triangular merger in which the Company's wholly-owned subsidiary merged with and into VirnetX Inc. with VirnetX Inc. as the surviving Corporation to the merger. As a result of the merger VirnetX Inc. became a wholly-owned subsidiary of the Company, and the pre-merger shareholders of VirnetX Inc. exchanged their shares in VirnetX Inc. for shares of the common stock of the Company. As a result, the VirnetX Inc. is considered the acquiror of VirnetX Holding Corporation for accounting purposes.

The key terms of the merger include the following:

- Our officers and directors, except for the chief financial officer, were replaced upon completion of the transaction so that the officers and directors of VirnetX Inc. became our officers and directors.

- VirnetX Inc.'s convertible notes payable for $1,000,000 and $500,000 were converted into our common stock in July 2007.

- An escrow account containing proceeds of $3,000,000 was released from escrow in exchange for our issuance of common stock in July 2007.

- We issued 29,551,398 shares of our common stock and options to purchase 1,785,186 shares of common stock to the pre-merger shareholders, convertible note holders and option holders of VirnetX Inc. in exchange for 100% of the issued and outstanding capital stock and securities of VirnetX Inc. Additionally, we issued to MDB Capital Group LLC and its affiliates, warrants to purchase an aggregate of 266,667 shares of our common stock of the Company pursuant to the provisions of the MDB Service Agreement, which we assumed from VirnetX Inc. in connection with the merger.

Note 15 Subsequent Event

On February 24, 2010, VirnetX Holding Corporation, or VirnetX, announced that, as of February 20, 2010, all Series III Warrants issued by VirnetX in a private placement transaction that closed on September 2, 2009, or the Financing, have been exercised in full. The aggregate cash exercise proceeds from the Series III Warrants totaled $6,000,000. After payment of fees and commissions, the Company received a net of $5,400,000.

As previously announced, the Series II Warrants issued in the Financing as a price protection feature have already expired unexercised, so there was no downward adjustment made to the price per share paid by the investors in the Financing.

On February 24, 2010, the Company notified the Depository Trust & Clearing Corporation that the Company exercised its rights to call those certain warrants to purchase shares of Company Common Stock with an exercise price of $2.00 per share (the "$2 Warrants") issued pursuant to the Company's underwritten public offering that closed on January 30, 2009. Pursuant to Section 3 of the $2 Warrants, the $2 Warrants expired in their entirety on March 11, 2010 unless earlier exercised (the "Termination Date") subject to a broker protection on file with Corporate Stock Transfer, the warrant agent. The aggregate cash exercise proceeds from the $2.00 warrants, if exercised in full, would total $2,470,000 approximately $2,335,000 after payment of fees and expenses. As of March 12, 2010 we had received proceeds in the amount of $2,000,000.

See additional disclosure in Note 16 below regarding certain recent developments related to the Microsoft litigation.

Note 16 Litigation

We believe Microsoft Corporation is infringing certain of our patents. Accordingly, we commenced a lawsuit against Microsoft on February 15, 2007, the February 2007 lawsuit, by filing a complaint in the United States District Court for the Eastern District of Texas, Tyler Division. Pursuant to the complaint, we allege that Microsoft infringes two of our U.S. patents: U.S. Patent No. 6,502,135 B1, entitled "Agile Network Protocol for Secure Communications with Assured System Availability," and U.S. Patent No. 6,839,759 B2, entitled "Method for Establishing Secure Communication Link Between Computers of Virtual Private Network Without User Entering Any Cryptographic Information." On April 5, 2007, we filed an amended complaint specifying certain accused products at issue and alleging infringement of a third, recently issued U.S. patent: U.S. Patent No. 7,188,180 B2, entitled "Method for Establishing Secure Communication Link Between Computers of Virtual Private Network." We are seeking both damages and injunctive relief. Microsoft answered the amended complaint and asserted counterclaims against us on May 4, 2007. Microsoft counterclaimed for declarations that our patents are not infringed, are invalid and are unenforceable. Microsoft seeks an award of its attorneys' fees and costs. We filed a reply to Microsoft's counterclaims on May 24, 2007. We have served our infringement contentions directed to certain of Microsoft's operating system and unified messaging and collaboration applications. On March 31, 2008, Microsoft filed a motion to dismiss for lack of standing, which was denied by the court pursuant to an order dated June 3, 2008. Also pursuant to that court decision, on June 10, 2008, SAIC joined us in our lawsuit as a plaintiff. On November 19, 2008, the court granted our motion to amend our infringement contentions, permitting us to provide increased specificity and citations to Microsoft's proprietary documents and source code to support our infringement case against Microsoft's accused products, including, among other things, Windows XP, Vista, Server 2003, Server 2008, Live Communication Server, Office Communication Server and Office Communicator.

On July 30, 2009, the United States District Court for the Eastern District of Texas, Tyler Division, issued its Markman Order in the Microsoft litigation. On March 16, 2010, the jury awarded us a $105,750,000 verdict against Microsoft for infringing two of our patents. The jury also found that Microsoft's patent infringement was willful. We will request injunctive relief at a later date. We expect Microsoft to appeal this decision and will vigorously defend our rights in any appeal.

On March 17, 2010, we filed a new complaint against Microsoft, or the March 2010 lawsuit, alleging infringement of U.S. Patent Nos. 6,502,135 and 7,188,180 by Microsoft's Windows 7 and Windows Server 2008 R2 software products. We refer to the February 2007 lawsuit and the March 2010 lawsuit collectivity as the Microsoft litigation.

Because we have determined that Microsoft's alleged unauthorized use of our patents would cause us severe economic harm and the failure to cause Microsoft to discontinue its use of such patents could result in the termination of our business, we have dedicated a significant portion of our economic resources, to date, to the prosecution of the Microsoft litigation and expect to continue to do so for the foreseeable future.

Although we believe Microsoft infringes certain of our patents and we intend to vigorously prosecute the Microsoft litigation, at this stage of the litigation the final outcome cannot be predicted in either the February 2007 lawsuit or the March 2010 lawsuit with any degree of reasonable certainty. Additionally, the Microsoft litigation and appeals process will be costly and time-consuming, and we can provide no assurance that we will ultimately collect in any judgment we may receive against Microsoft for damages and/or obtain injunctive relief.

Because the final outcome of this litigation cannot be estimated at this time, we have made no provision for gain or expenses in the accompanying financial statements.

Note 17 Quarterly Financial Information (unaudited)

	First	Second	Third	Fourth
	(amounts in thousands except per share)			
2009				
Revenue	$ 3	$ 7	$ 3	$ 13
Loss from operations	(3,405)	(3,928)	(2,624)	(3,131)
Net loss	(3,403)	(3,927)	(2,623)	(3,130)
Net loss per common share	$ (0.09)	$ (0.11)	$ (0.07)	$ (0.08)
2008				
Revenue	$ 33	$ 51	$ 24	$ 26
Loss from operations	(3,102)	(3,096)	(2,947)	(3,077)
Net loss	(3,032)	(3,049)	(2,923)	(3,068)
Net loss per common share	$ (0.09)	$ (0.9)	$ (0.08)	$ (0.08)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of VirnetX Holding Corporation

We have audited VirnetX Holding Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). VirnetX Holding Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, VirnetX Holding Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity (deficit), and cash flows of VirnetX Holding Corporation, and our report dated March 26, 2010 express an unqualified opinion and included an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

/s/ Farber Hass Hurley LLP

Granada Hills, California

March 26, 2010

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

We evaluated the design and operating effectiveness of our disclosure controls and procedures as of December 31, 2009, under the supervision and with the participation of our management, pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended or the Securities Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures as defined in Rule 13a-15(e) were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting, pursuant to Rule 13a-15(c) of the Securities Exchange Act. This system is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

A company's internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

In 2007, our management selected the framework in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission or COSO, to conduct an evaluation of the effectiveness of the Company's internal control over financial reporting. The COSO framework summarizes each of the components of a company's internal control system, including the: (i) control environment, (ii) risk assessment, (iii) information and communication, and (iv) monitoring or collectively, the entity-level controls, as well as a company's control activities or process-level controls. In addition to utilizing substantial internal resources, management also engaged an outside consulting firm to assist in various aspects of its evaluation and compliance efforts.

Based on this assessment, our management believes that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act that occurred during our fourth fiscal quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

Not applicable.

PART III

Certain information required by Part III is omitted from this report because we will file a definitive proxy statement within 120 days after the end of its fiscal year pursuant to Regulation 14A or the Proxy Statement for our annual meeting of stockholders for the year ended December 31, 2009, and the information included in the Proxy Statement is incorporated herein by reference.

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

Item 11. ***Executive Compensation.***

The information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Equity Compensation Plan Information.***

The information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) *Financial Statements*:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2009 and 2008
- Consolidated Statements of Operations for the years Ended December 31, 2009 and 2008 and for the period from August 2, 2005 (inception) to December 31, 2009
- Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years Ended December 31, 2009 and 2008 and for the period from August 2, 2005 (inception) to December 31, 2009
- Consolidated Statements of Cash Flows for years Ended December 31, 2009 and 2008 and for the period from August 2, 2005 (inception) to December 31, 2009
- Notes to Financial Statements

(2) *Financial Statement Schedule*:

Financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or the notes thereto.

(3) *Exhibits*:

Exhibit Number	Description
3.1	Certificate of Incorporation of the Company. (1)
3.2	By-Laws of the Company. (1)
4.1	Form of Warrant Issued to Gilford Securities Incorporated. (1)
4.2	Form of Warrant Agency Agreement by and between the Company and Corporate Stock Transfer, Inc. as Warrant Agent. (2)
4.3	Form of Underwriter's Warrant.(2)
4.4	Form of Series I Warrant. (3)
4.5	Amended Form of Stock Option Agreement - 2007 Stock Plan. (10)
10.1	Form of Indemnification Agreement by and between the Company and each of Kendall Larsen, Edmund C. Munger, Scott C. Taylor, Michael F. Angelo, Thomas M. O'Brien and William E. Sliney. (1)
10.2	Voting Agreement among the Company and certain of its stockholders, dated as of December 12, 2007. (5)
10.3	2007 Stock Plan and related agreements. (4)
10.4	Securities Purchase Agreement, dated as of September 2, 2009, by and between the Company and the Purchasers. (3)
10.5	Form of Registration Rights Agreement by and between the Company and the Purchasers. (3)
10.6	Form of Underwriting Agreement between VirnetX Holding Corporation and Gilford Securities Incorporated. (9)
10.7	Patent License and Assignment Agreement by and between the Company and Science Applications International Corporation, dated as of August 12, 2005. (6)
10.8	Security Agreement by and between the Company and Science Applications International Corporation, dated as of August 12, 2005. (6)
10.9	Amendment No. 1 to Patent License and Assignment Agreement by and between the Company and Science Applications International Corporation, dated as of November 2, 2006. (6)
10.10	Assignment Agreement between the Company and Science Applications International Corporation, dated as of December 21, 2006. (6)
10.11	Professional Services Agreement by and between the Company and Science Applications International Corporation, dated as of August 12, 2005. (6)
10.12	Voting Agreement among the Company and certain of its stockholders, dated as of December 12, 2007. (5)
10.13	Amendment No. 2 to Patent License and Assignment Agreement by and between VirnetX, Inc. and Science Applications International Corporation, dated as of March 12, 2008. (7)
10.14	IP Brokerage Agreement by and between ipCapital Group, Inc. and VirnetX, Inc., effective as of March 13, 2008. (7)
10.15	Engagement Letter by and between VirnetX Holding Corporation and ipCapital Group, Inc. dated March 12, 2008. (7)
10.16	Lease Agreement by and between the Company and Granite Creek Business Center, dated as of March 15, 2006, as amended in April 2007 and April 2008. (8)
10.17	Engagement Letter dated June 9, 2009, by and between McKool Smith, a professional corporation, and the Company. (9)
21.1	Subsidiaries of VirnetX Holding Corporation.
23.1	Consent of Farber Hass Hurley LLP, Independent Registered Public Accounting Firm.
31.1	Chief Executive Officer Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act.
31.2	Chief Financial Officer Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act.
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2007.

(2) Incorporated herein by reference to the Company's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on January 26, 2009.

(3) Incorporated herein by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 3, 2009.

(4) Incorporated herein by reference to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 25, 2008.

(5) Incorporated herein by reference to the Company's Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on December 17, 2007.

(6) Incorporated by reference to the Company's Form 8-K (Commission File No. 001-33852) filed with the Securities and Exchange Commission on November 1, 2007.

(7) Incorporated by reference to the Company's Form 8-K (Commission File No. 001-33852) filed with the Securities and Exchange Commission on March 18, 2008.

(8) Incorporated by reference to the Company's Form 10-K (Commission File No. 001-33852) filed with the Securities and Exchange Commission on March 31, 2009.

(9) Incorporated by reference to the Company's Form 10-Q (Commission File No. 001-33852) filed with the Securities and Exchange Commission on August 10, 2009. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

(10) Incorporated by reference to the Company's Form 10-Q (Commission File No. 001-33852) filed with the Securities and Exchange Commission on August 10, 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

VirnetX Holding Corporation

By: /s/ Kendall Larsen
Name: Kendall Larsen
Title: Chief Executive Officer and President

Dated: March 30, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kendall Larsen his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Name	Capacity	Date
/s/ Kendall Larsen *Kendall Larsen*	Director, Chief Executive Officer and President (*Principal Executive Officer*)	March 30, 2010
/s/ William E. Sliney *William E. Sliney*	Chief Financial Officer (*Principal Financial Officer and Principal Accounting Officer)*	March 30, 2010
/s/ Edmund C. Munger *Edmund C. Munger*	Director	March 30, 2010
/s/ Scott C. Taylor Scott C. Taylor	Director	March 30, 2010
/s/ Michael F. Angelo Michael F. Angelo	Director	March 30, 2010
/s/ Thomas M. O'Brien Thomas M. O'Brien	Director	March 30, 2010

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